TECHNICAL REPORT

SHEINI HILLS
IRON ROJECT

GHANA, AFRICA

EFFECTIVE DATE:
JANUARY 18, 2012

PREPARED FOR:

CARDERO RESOURCE CORP.
SUITE 2300 –1177 WEST HASTINGS ST.
VANCOUVER, BC, V6E 4A2

AUTHOR:
        EURGEOL KEITH J HENDERSON PGEO

CERTIFICATE OF QUALIFICATIONS

I, EurGeol Keith J Henderson, PGeo. of Vancouver, Canada, do hereby certify that

1.	I am currently employed as Executive Vice President by Cardero Resource Corp., 2300-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2.	I graduated from Queen’s University Belfast, Northern Ireland, in 1993 with a B.Sc. in Geology and from University College Dublin, Ireland, in 1995 with a M.Sc. in Petroleum Geology.

3.	I am a Registered Professional Geologist with the European Federation of Geologists (EurGeol 178) and with the Institute of Geologists of Ireland (PGeo 041).

4.

Since my graduation in 1993, I have been involved in the mineral exploration and mineral development industries in geological, supervision, management, and executive roles in various organizations over the past 19 years. I have been employed by Cardero Resource Corp. since 2007, where I now serve as Executive Vice President.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I have worked on iron ore projects since 2007, including the Pampa de Pongo Iron project in Peru and Longnose and Titac Iron Titanium projects in Minnesota, and have specific experience in drilling, geophysical modeling, resource modeling and metallurgical testing of various iron and iron-titanium types of mineralization.

6.

I am responsible for the preparation of all sections of the technical report titled “Technical Report, Sheini Hills Iron Project, Ghana” dated January 18, 2012 (the “Technical Report”), relating to the Sheini Hills Iron Project.

7.

I have had involvement with the property that is the subject of the Technical Report, having been personally involved in directing due diligence sampling and exploration at the Project since mid-2011. I personally inspected the Sheini Property on November 30, 2011.

8.

As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am not independent of the issuer applying all of the tests in Section 1.5 of NI 43-101 as I am an employee and a shareholder.

10.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101.

Dated at Vancouver, British Columbia, Canada, this 18th day of January 2012.

“ORIGINAL SIGNED AND SEALED BY”
_________________________________
EurGeol Keith Henderson, PGeo
Executive Vice President
Cardero Resource Corp.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -2

TABLE OF CONTENTS

1	SUMMARY		1-1
	1.1	PROPERTY DESCRIPTION AND LOCATION	1-1
	1.2	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY	1-2
	1.3	PROJECT HISTORY	1-3
	1.4	GEOLOGICAL SETTING	1-4
	1.5	DEPOSIT TYPE	1-4
	1.6	EXPLORATION	1-4
	1.7	SAMPLE ANALYSIS & QA/QC	1-5
	1.8	RECOMMENDATIONS	1-6
2	INTRODUCTION		2-1
	2.1	SOURCES OF INFORMATION	2-1
	2.2	PERSONAL PROPERTY INSPECTION	2-1
3	RELIANCE ON OTHER EXPERTS		3-1
4	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	PROPERTY LOCATION	4-1
	4.2	PROPERTY DESCRIPTION	4-2
	4.3	PROPERTY OWNERSHIP	4-3
	4.4	EMMALAND-CARDERO JOINT VENTURE	4-4
	4.5	GOVERNMENT EXPENDITURE COMMITMENTS	4-4
	4.6	ENVIRONMENTAL LIABILITIES	4-5
	4.7	SIGNIFICANT FACTORS AND RISKS	4-5
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		5-1
	5.1	ACCESS	5-1
	5.2	PROXIMITY TO TOWNS AND LOCAL TRANSPORTATION	5-1
	5.3	TOPOGRAPHY	5-2
	5.4	RIVERS AND DRAINAGES	5-3
	5.5	VEGETATION	5-3
	5.6	CLIMATE	5-5
	5.7	POWER AND WATER	5-5
	5.8	MEDICAL CARE	5-6
	5.9	COMMUNICATIONS	5-6
	5.10	INFRASTRUCTURE AND PORTS	5-6
6	HISTORY		6-1
	6.1	ANCIENT EXPLORATION	6-1
	6.2	PERIOD 1900–1945	6-1

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -3

	6.3	PERIOD 1945–1980		6-2
		6.3.1	E. H. Jacques	6-2
		6.3.2	Soviet Union Exploration	6-2
	6.4	PERIOD 1980–2008		6-5
	6.5	PERIOD 2008–PRESENT		6-7
	6.6	RECOVERY OF DATA		6-9
	6.7	HISTORICAL RESOURCE ESTIMATES		6-9
	6.8	HISTORICAL PRODUCTION		6-11
7	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	REGIONAL GEOLOGICAL SETTING		7-1
	7.2	SHEINI PROJECT GEOLOGY		7-4
		7.2.1	Footwall	7-4
		7.2.2	Iron Formations	7-4
		7.2.3	Hanging Wall	7-8
	7.3	TYPES OF IRON FORMATION		7-8
		7.3.1	Fragmental Iron Formation	7-9
		7.3.2	Banded Iron Formation	7-10
		7.3.3	Ferricretes	7-11
8	DEPOSIT TYPES			8-1
	8.1	IRON OXIDE COPPER GOLD MODEL		8-1
	8.2	BANDED IRON FORMATION MODEL		8-1
9	EXPLORATION			9-1
	9.1	MAPPING AND SAMPLING OF HISTORICAL WORK		9-1
	9.2	GEOLOGICAL MAPPING		9-5
	9.3	TRENCH CLEANING AND SAMPLING		9-7
	9.4	TRENCH SAMPLING RESULTS		9-8
	9.5	TRACE ELEMENTS		9-14
		9.5.1	Silica	9-14
		9.5.2	Aluminum	9-14
		9.5.3	Phosphorous	9-15
		9.5.4	Sulfur	9-15
10	DRILLING			10-1
11	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	SAMPLING PROCEDURE		11-1
	11.2	SAMPLING TRANSPORT		11-1
	11.3	SAMPLE ANALYSIS		11-1
	11.4	QUALITY CONTROL PROCEDURE		11-2
		11.4.1	Field Duplicate Performance	11-2

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -4

		11.4.2	Field Blank Performance	11-2
		11.4.3	OMAC Laboratory Check Analysis	11-3
12	DATA VERIFICATION			12-1
13	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
14	MINERAL RESOURCE ESTIMATES			14-1
15	MINERAL RESERVE ESTIMATES			15-1
16	MINING METHODS			16-1
17	RECOVERY METHODS			17-1
18	PROJECT INFRASTRUCTURE			18-1
19	MARKET STUDIES AND CONTRACTS			19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
21	CAPITAL AND OPERATING COSTS			21-1
22	ECONOMIC ANALYSIS			22-1
23	ADJACENT PROPERTIES			23-1
24	OTHER RELEVANT DATA AND INFORMATION			24-1
25	INTERPRETATION AND CONCLUSIONS			25-1
26	RECOMMENDATIONS			26-1
	26.1	RECOMMENDED EXPLORATION PROGRAM		26-1
		26.1.1	Multispectral Interpretation	26-1
		26.1.2	Airborne Geophysical Survey	26-1
		26.1.3	Geological Mapping & Structural Review	26-1
		26.1.4	Diamond Drilling	26-2
		26.1.5	Analysis & Metallurgical Testing	26-2
		26.1.6	Preliminary Infrastructure Study	26-2
		26.1.7	Resource Estimate	26-2
		26.1.8	Environmental Baseline	26-3
	26.2	BUDGET		26-3
27	REFERENCES			27-4

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -5

LIST OF TABLES

Table 1.1: Iron Results for Major Iron Formation Lithologies	1-5
Table 4.1: Sheini Project Licence Corner Coordinates	4-2
Table 4.2: Joint Venture Payments to Emmaland Resources	4-4
Table 4.3: Government Expenditure Commitments	4-5
Table 9.1: Trench STW-01 Analytical Results (0–11.4 metres)	9-9
Table 9.2: Trench STW-02 Analytical Results (0–11 metres)	9-9
Table 9.3: Trench STW-03 Analytical Results (0–9 metres)	9-9
Table 9.4: Trench STW-04 Analytical Results (0–51 metres)	9-9
Table 9.5: Trench STW-04B Analytical Results (0–29 metres)	9-10
Table 9.6: Trench STW-05 Analytical Results (0–18 metres)	9-10
Table 9.7: Trench STW-06 Analytical Results (0–25 metres)	9-10
Table 9.8: Trench STW-07 Analytical Results (0–19 metres)	9-11
Table 9.9: Trench STW-08 Analytical Results (0–29.5 metres)	9-11
Table 9.10: Trench STW-09 Analytical Results (0–19 metres)	9-11
Table 9.11: Trench STW-010 Analytical Results (0–17 metres)	9-11
Table 9.12: Trench STW-024B Analytical Results (0–23 metres)	9-12
Table 9.13: Summary Statistics from Trench Sample Analysis	9-13
Table 25.1: Iron Results for Major Iron Formation Lithologies	25-1
Table 26.1: Preliminary Budget	26-3

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -6

LIST OF FIGURES

Figure 4.1: Location of Sheini Hills Iron Project in Ghana	4-1
Figure 4.2: Location of Three Sheini Prospecting Licences in Northeast Ghana	4-3
Figure 5.1: Local Infrastructure Close to Sheini Project	5-2
Figure 5.2: Topography Map	5-4
Figure 6.1: Soviet Geology Map	6-4
Figure 6.2: Soviet Geological Cross Section	6-5
Figure 6.3: Original Non-Exclusive Licence	6-8
Figure 6.4: Map of Historical Excavations Located During Due Diligence Work	6-11
Figure 7.1: Summary Geology of West Africa	7-1
Figure 7.2: Summary Geology of Volta Basin and Togo Belt	7-2
Figure 7.3: Geological Map of the Sheini Area	7-7
Figure 9.1: Historical Trenches and Drillholes Located Close to Sheini	9-2
Figure 9.2: Detailed Geological Map of the Area West of Camp Villages	9-6
Figure 9.3: Interpreted East–West Cross Section N1007100	9-6
Figure 9.4: Iron Grade versus SiO2	9-15
Figure 9.5: Iron Grade versus Al2 O3	9-16
Figure 9.6: Iron Grade versus P2 O5	9-16
Figure 11.1: Fe2 O3 —Routine Sample versus Field Duplicate Assay (left); Sample Pair Average versus Relative Difference (%) (right)	11-2
Figure 11.2: Field Blank Performance	11-3
Figure 11.3: Fe2 O3 —Original ALS Assay verus OMAC Check Assay (left); Sample Pair Average versus Relative Difference (%) (right)	11-4

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -7

LIST OF PLATES

Plate 5.1: Paved Tamale–Yendi road traverses flat topography	5-7
Plate 5.2: Unpaved Zabzugu–Sheini road (Dec 2010)	5-7
Plate 5.3: Improved Zabzugu–Sheini road (March 2011)	5-7
Plate 5.4: Main street in Zabzugu Village	5-7
Plate 5.5: Ridge formed by iron mineralization, south of Kandin Village	5-7
Plate 5.6: Oti River draining south to Lake Volta	5.7
Plate 6.1: Piece of iron slag discovered east of the Kandin Village	6-6
Plate 6.2: Soviet trench when it was discovered in December 2010	6-6
Plate 6.3: Casing of an old Soviet exploration drillhole	6-6
Plate 6.4: Old concrete drilling sump	6-6
Plate 6.5: “13 April 1965” written at the wall of old drilling water sump	6-6
Plate 7.1: Outcrop of ferruginous sandstone of the Oti Group	7-6
Plate 7.2: Boulder and outcrop of white quartzite	7-6
Plate 7.3: 13-kilometre-long Iron Formation ridge in Sheini South	7-6
Plate 7.4: Fresh outcrop of Fragmental	7-12
Plate 7.5: Outcrop of finely laminated BIF	7-12
Plate 7.6: Hills and ridges of iron mineralization west of the Sangba Village	7-12
Plate 7.7: Ferruginous conglomerate discovered in the western limb of the syncline	7-12
Plate 7.8: Large blocks of BIF northwest of Camp Villages	7-12
Plate 7.9: Outcrop of thick BIF	7-12
Plate 7.10: Slightly folded BIF containing irregular and discontinuous sandstone layers	7-13
Plate 7.11: Deformed and disturbed sandstone layer within the BIF	7-13
Plate 7.12: Lens of red jasper within the BIF	7-13
Plate 9.1: Historical drill hole casing	9-4
Plate 9.2: Old drill bit from historical work	9-4
Plate 9.3: Historical drill core	9-4
Plate 9.4: Channel sampling of near-surface Iron Formation in re-opened historical trench	9-4

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
TOC -8

1       SUMMARY

This Technical Report was prepared for Cardero Resource Corp. (Cardero; TSE-CDU), a mineral exploration and development company with corporate offices in Vancouver, British Columbia, Canada. This Technical Report provides a summary of the Sheini Hills Iron Project (“Project”), located in Ghana, Africa, including the due diligence work completed to date and recommendations for future exploration activities. This Technical Report has been prepared in accordance with National Instrument (“NI”) 43-101 and Form 43-101F1.

1.1	PROPERTY DESCRIPTION AND LOCATION

The Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The Project area (“Project Area”) consists of three contiguous prospecting licences (“Prospecting Licenses”) covering a cumulative licence area of 397.5 square kilometres. The Government of the Republic of Ghana acting by the Ministry of Lands and Natural Resources has issued a licence document dated December 8, 2011 for each of the three Prospecting Licences (Sheini North, Sheini and Sheini South).

The Prospecting Licences were issued to Emmaland Resources Limited (“Emmaland”), a local Ghanaian company. Cardero Ghana Ltd. (“Cardero Ghana”), an indirect wholly owned Ghanaian subsidiary of Cardero, has entered into three separate joint ventures (one for each Prospecting License) with Emmaland. The object of each joint venture is to explore and, if warranted, develop the lands subject to the relevant Prospecting Licence. The effective date for each of the joint venture agreements is December 12, 2011.

Under the three joint ventures, Cardero Ghana will have the right to earn a 100% working interest in each Prospecting Licence, subject to (a) a 10% NPI (net profit interest) in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the licence areas that become the subject of one or more mining licences subsequently issued to Emmaland. Cardero Ghana will have the right to purchase the 10% NPI held by Emmaland in a joint venture at any time for an amount representing the net present value thereof, as calculated by an independent engineering firm, or such other amount as is acceptable to Emmaland. There are no other royalties or back-in rights to which the Project is subject.

In order to earn its interest, Cardero Ghana is required to fund all expenditures under each of the particular joint ventures and make cash payments to Emmaland totalling USD 16,600,000. To date, USD 6,450,000 million has been paid in scheduled payments and advances.

Each Prospecting License outlines a required work program and an expenditure commitment based on this work program. The expenditure commitments relate to the initial two-year licence period, ending December 8, 2013, and total USD 9,180,966 for all three Prospecting Licenses.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-1

1.2	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Project is situated in the eastern part of Ghana’s Northern Region, close to the border with Togo and approximately 400 kilometres north of Ghana’s capital city, Accra. Tamale, Ghana’s second largest city is the regional capital and an administrative centre, as well as the regional transportation hub. Sheini Village lies approximately at the centre of the concession, 20 kilometres southeast of Zabzugu.

Transportation between the main centres of population in the region is mostly by road, although there are reasonable air connections between the regional centres. Tamale is the main population centre in the region with approximately 360,000 people. Sheini Village has a population of between 400 and 500. There are a number of smaller communities south of Sheini with populations of between 100 and 200 people.

The closest railway line in Ghana to the Sheini area is the Accra–Kumasi rail line located approximately 350 kilometres south. The Ghana government has long-term plans to extend the existing railway line to Tamale and Yendi. A rail line exists closer to the Sheini area at Blita in Togo, located approximately 100 kilometres southeast of the Sheini Village. This railway line extends south to the port at Lomé, Togo’s capital, and is used primarily for the transport of limestone and phosphates.

In Ghana, the Tema sea port, the largest in the country, is located approximately 390 kilometres south-southwest of the Sheini area and approximately 30 kilometres east of Accra.

A major power line follows the Tamale–Yendi–Zabzugu–Tatale road, which brings power to the towns and villages along this route. Zabzugu, the closest town with electrical power, is located 20 kilometres northwest of the Sheini area.

The Oti River represents the major water source and is located 20 kilometres west of the Sheini area. The river rises in Burkina Faso and forms part of the international boundaries between Benin and Burkina Faso and between Togo and Ghana.

The Northern Region of Ghana is located in the savannah belt with a typical hot, sub-Saharan climate. There are two major seasons—dry and wet. Climatic conditions are not expected to adversely impact exploration activities in the area.

The physical geography of Ghana’s Northern Region reflects the geological setting of the area. The landscape surrounding Tamale is generally flat due to the soft sedimentary rocks of the Volta Basin. The landscape becomes more undulating east of Tamale and of the Oti River, suggesting the presence of more resistive rock formations.

The Oti River produces a broad valley with elevations of 80–90 metres above sea level in the vicinity of the Sheini area. Toward the Togo border, ridges standing several hundred metres above the surrounding savannah are elongated in a north–south direction.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-2

1.3	PROJECT HISTORY

The first detailed exploration work that focused on the iron occurrences around Sheini Village was by E. H. Jacques in the 1950s. His report (1958) summarizing the exploration work was re-printed by Ghana's Geological Survey Department (“GGSD”) in 2003 (Archive Report No. 85).

According to this report, Jacques and his team carried out geological mapping, technical work, trenching (10 trenches), and diamond core drilling (nine boreholes) along the ridges with iron mineralization from Kandin in the north to the Kubalem area in the south, comprising approximately 35 kilometres of strike length. Jacques describes eight groups of iron-mineralized bodies from this large area.

All of the samples taken during this phase of exploration were assayed for iron and silica only. A small number of samples were also assayed for phosphorous. The results, presented in Jacques' report as tables, show iron grades in the range of 30%- 50% iron, with silica content of usually more than 15% SiO2. The content of phosphorous is usually below 0.2% P2O5.

In the early 1960s, geoscientists from the Soviet Union were invited to Ghana to assist with geological mapping, with prospecting, and with performing numerous specific studies in northern Ghana. The iron occurrences around Sheini Village were studied as part of one of the projects managed by the Soviets. The work included detailed geological mapping, trenching, and drilling. The results were summarized in several reports and some of them have been re-printed by the GGSD. The reports indicate that the exploration was focused mainly on the area northwest, west, and southwest of Sheini Village.

No significant exploration work was done in the Sheini area after the Soviet geologists left Ghana. According to the GGSD, small-scale exploration work has been done by St. Jude Resources Ltd. (Vancouver, BC) in the Sheini North area during 2004- 2006. The exploration was testing the concept that the iron occurrences may be of epigenetic origin, similar to Olympic Dam- type Iron Oxide Copper Gold (IOCG) deposits. The St. Jude Resources exploration concession expired in 2006.

In 2008, the Minerals Commission of Ghana granted non-exclusive exploration permits to twelve companies. The size of the non-exclusive exploration permit granted was 178.81 square kilometres, coincident with Emmaland's current Sheini Prospecting Licence and part of the Sheini North Prospecting License. The Minerals Commission of Ghana ran a competitive bidding process, with the Prospecting Licences being awarded to the company submitting the winning bid. A report was submitted by each company, including due diligence sampling results (where such work had been done), together with recommendations for multi-phase exploration and ultimate exploitation of the iron mineralization in the Sheini area.

The results of the work together with recommendations for a further exploration program were summarized in the report submitted to the Minerals Commission of Ghana. In December 2011, the Minerals Commission of Ghana granted three Prospecting Licenses to Emmaland covering the Project Area.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-3

1.4	GEOLOGICAL SETTING

At the regional scale, the Project is located within the eastern part of the West African Craton called the Eastern Pan African Domain. The Project Area is located in the Togo Belt, starting in southeast Niger and running south-southwest to southeastern Ghana, comprising supracrustal sediments and volcanics of probable late Precambrian to early Phanerozoic age. The Togo Belt consists of Buem Formation and Togo Formation. The rocks of the Buem Formation are dominated by east- to southeast-dipping clastic sediments, mainly sandstones, siltstones, shales, and mudstones. Massive chert (silexites), limestones, and dolomites are known from Togo.

The Iron Formation is located mainly within the Ghanaian part of the Buem Formation, but some of the bodies also cross the border into Togo. The iron mineralization is associated with tillites situated near the base of the Buem Formation.

The Iron Formation forms a folded sedimentary unit several hundred metres thick and outcropping along wide ridges (or sets of parallel ridges) running for more than 35 kilometres in a north- south direction. They are composed of a number of horizons varying in lithology, grain size, and mineral composition. The individual horizons of the Iron Formation have a thickness between 20 and more than 100 metres and are inter-bedded with sandstones, siltstones, and probably quartzites. The iron bearing horizons dip 10°- 45°, mainly to the east-southeast (in the Sheini south and Kubalem area) and also to the west in the area west of Sheini Village.

1.5	DEPOSIT TYPE

The observed geological, mineralogical, and geochemical features indicate that the Sheini mineralization fits a Banded Iron Formation (“BIF”) model. The wide scale presence of hematite and rarity of magnetite may indicate Hematite-rich Banded Iron Formation (“H-BIF”). More likely however, the low amount of magnetite at surface is probably due to surface alteration (oxidation) of magnetite to hematite (martite).

The relationship between hematite and magnetite will be clarified by the planned drilling. Based on similarities to other West African BIFs, the upper, oxidized layer is likely to be 70- 120 metres in thickness. The oxidized layer is likely to be underlain by a magnetite-facies, primary BIF.

1.6	EXPLORATION

The initial exploration work in the Sheini area, completed by Emmaland with input from Cardero, was carried out during late 2010 and throughout 2011. The initial phase of work, from late 2010 to mid-2011, was focused on obtaining sufficient data to meet the requirements of the Minerals Commission of Ghana and to successfully win the tender to obtain prospecting licenses over the Sheini area. The second phase of exploration, subsequent to the issue of the three Prospecting Licences to Emmaland in late 2011, has consisted of reconnaissance mapping over new areas to the north and south of the original, non-exclusive exploration licence.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-4

According to the available historical reports, there was extensive exploration carried out in the Sheini area between 1945 and 1980. No maps or tables showing the exact location of the historical workings (trenches and boreholes) remain. For this reason, prospecting was focused on locating these old workings to obtain an overview of the scale of the historical exploration work.

A total of 35 historical trenches, mainly trending east-west with total length of around 2,076 metres, have been located to date. The trenches are situated primarily along the ridges and steep slopes exposing the iron mineralization where access for drilling was difficult. Most of the trenches are oriented in an east–west direction, which is perpendicular to the trend of the iron mineralization.

In addition to the trenches, 18 historical boreholes have been located during prospecting. According to the historical reports, 23 boreholes were drilled between the 1950s and 1970s. It is not clear which of the located collars were drilled by Jacques’ team in the 1950s or by the Soviet team in the 1960s. As with the historical trenches, there appears to be very limited data remaining in the archives of the GGSD related to the drilling program.

In total, 29 trenches with an approximate length of 1,552 metres have been cleaned and prepared for sampling to date. One-meter-channel sampling was used to collect samples from the cleaned historical trenches. In total, 656 metres of channel sampling were carried out in 29 cleaned trenches with approximate total trench length of 1,552 metres. These 656 metres of channel sampling represent 659 channel samples. A total of 307 samples were prepared and assayed by ALS laboratory in Kumasi. The rest of the samples (449) are stored securely ready for transport in the future.

The results of the 269 trench samples (excluding blanks and duplicates) adequately confirm the findings presented by historical explorers. The results also confirm the field geological and mineralogical observations that BIF, due to its composition, grain size, and texture, is typically higher grade than Fragmental Iron Formation (“Fragmental”) (BIF and Fragmental are collectively referred to as the “Iron Formations”).

TABLE 1.1: Iron Results for Major Iron Formation Lithologies

Lithology	Fe total. (%)
	Min.	Max.	Median	Mean
Banded Iron Formation (n=105)	30.98	60.08	48.05	47.50
Fragmental Iron Formation (n=155)	29.03	55.04	38.33	38.84
Fragmental Iron Formation (weathered) (n=9)	16.51	25.46	20.07	20.55

1.7	SAMPLE ANALYSIS & QA/QC

The primary laboratory used for preparation and analysis of samples was the ALS laboratory at Kumasi, Ghana. Dr. Karel Maly of Aurum Exploration Services, Ireland (who was retained by Emmaland), visited the laboratory in 2011 to ensure that all aspects of sample preparation and analysis were satisfactory. The ALS is a global network of laboratories that operates to the highest international standards.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-5

At the laboratory, the samples were crushed, pulverized, and assayed. Lithogeochemical analysis using the Lithium Borate Fusion and ICP-AES was used by ALS (code ME-ICP06) to determine the major elements oxides (SiO2, Al2O3, Fe2O3, CaO, MgO, Na2O, K2O, Cr2O3, TiO2, MnO, P2O5, SrO, BaO, and LOI).

No Certified Reference Material (CRM) was acquired and no CRMs were inserted into the batches of samples sent to ALS for preparation and analysis. The QA/QC procedure required the insertion of field duplicated material (inserted every 11th sample) and field blank material (inserted every 35th sample). The field blank material consisted of white barren quartzite collected from quartzite outcrops northwest of Sheini Village (coordinates 223156E 1015989N).

Prepared pulps for 10% of the assayed samples (29 samples) were sent to OMAC Laboratories in Ireland (“OMAC”) for analysis and comparison with the ALS laboratory in Ghana. At OMAC, the same analytical method as used by ALS (lithogeochemical analysis using the Lithium Borate Fusion and ICP-AES (code BF/ES)) was chosen to obtain comparable results. Results indicate good correlation of the iron data between the ALS (original) and OMAC (check) laboratories for the samples, with a slight high bias (~2%) in the OMAC results. Five check samples, however, exhibit more than 10% relative difference, and all have lower Fe2O3 results in the check assays (OMAC).

These samples are currently being re-run by OMAC in order to discern whether this may have been an intra-batch analytical error at the laboratory. This issue notwithstanding, the overall quality of the analytical data is considered to be good.

1.8	RECOMMENDATIONS

Cardero Ghana, as operator of the Sheini Hills Joint Venture, has exploration expenditure commitments of $9.18 million to be incurred by December 8, 2013. This minimum expenditure commitment is a sum of three separate $3.6 million commitments, relating to each of the three Prospecting Licences.

A $19.3 million exploration program, which excludes joint venture payments, is recommended for the upcoming period ending December 8, 2013. A preliminary budget of $5.79 million is recommended to move the project through Phase I drilling and metallurgical testing in 2012.

Cardero Ghana has already signed contracts with independent and reputable consultants to:

•

Process and interpret satellite imagery covering the Project Area. The results of this work are expected in Q1 2012. Their interpretation will help identify surface alteration of rocks associated with the oxidation and upgrade of primary BIF. Additionally, the study will provide a preliminary structural understanding of the Project Area.

•

Perform an airborne geophysical survey in Q1 2012. The interpreted data, expected to be available in Q2 2012, will help define the extent of BIF and Fragmental at surface and under cover (along strike to the north and south). This survey will also assist in outlining and interpreting the geological setting of the belt by highlighting resistivity and compositional changes.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-6

•

Carry out a diamond drill program over the Project Area to identify DSO (direct shipping ore) and to reveal more about the geological setting of the Project Area and about the relationship between iron grade, oxidation state, and depth.

Future exploration should include

•	Additional geological mapping to provide geological context to the iron-dominant ridges.

•	Conducting a detailed infrastructure and transport study to help with future project planning.

•	Monitoring of early-stage exploration planning and procedures, ultimately producing a 43-101 resource estimate for the Sheini Project.

•	Initiating an environmental baseline study across the entire area of the Prospecting Licences.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
1-7

2       INTRODUCTION

This report has been prepared by Cardero Resource Corp. in accordance with the current requirements of National Instrument 43-101 and Form 43-101F1.

The purpose of this report is to summarize the Sheini Hills Iron Project, to describe the exploration work completed to date, and to provide recommendations for future work.

2.1	SOURCES OF INFORMATION

The data summarized in the report have been provided by Cardero and by Aurum Exploration Services, Ireland, independent geological consultants who were retained by Emmaland in connection with the initial exploration work during the term of the non-exclusive exploration permit. The initial exploration program at Sheini was conducted by Aurum and supervised by the author on behalf of Emmaland. In addition, historical data have been provided by government agencies in Ghana and have been reviewed where applicable.

2.2	PERSONAL PROPERTY INSPECTION

The author visited the Sheini Project on November 30, 2011, to inspect the trenches excavated for due diligence sampling purposes and to review sampling procedures. He was satisfied that the procedures and protocols followed during this extensive program were professionally performed and adhered to current international standards for geochemical sampling. The author walked through and inspected approximately 50% of the sampled trenches, observing iron mineralization and structural geometry of the BIF and Fragmental. The occurrence of Iron Formations was found to be extensive and consistent with the geological mapping and trenching completed on the Project Area.

The author has exercised reasonable skill, care, and diligence to assess the information acquired during the preparation of this report.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
2-1

3       RELIANCE ON OTHER EXPERTS

Not applicable.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
3-1

4         PROPERTY DESCRIPTION AND LOCATION

4.1	PROPERTY LOCATION

The Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana (Figure 4.1). Cardero Ghana has negotiated joint ventures with Emmaland, pursuant to which Cardero Ghana can acquire a 100% joint venture interest in each of the three Prospecting Licences.

FIGURE 4.1 : Location of Sheini Hills Iron Project in Ghana

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
4-1

4.2	PROPERTY DESCRIPTION

The Project Area consists of three contiguous Prospecting Licences (Figure 4.2). The licence coordinates are defined by degrees, minutes, and seconds using the Ghana national grid. The Government of the Republic of Ghana acting by the Ministry of Lands and Natural Resources has issued a licence document for each of the three Prospecting Licences. The Prospecting Licences define a cumulative licence area of 397.5 square kilometres and the corner coordinates of each licence are outlined in Table 4.1.

TABLE 4.1: Sheini Project Licence Corner Coordinates

Licence Name	Latitude	Longitude
Sheini North	9°20’00’’	0°25’00’’
	9°20’00’’	0°32’30’’
	9°11’30’’	0°31’15’’
	9°11’30’’	0°25’00’’
Sheini	9°11’30’’	0°25’00’’
	9°11’30’’	0°31’15’’
	9°00’00’’	0°28’00’’
	9°00’00’’	0°25’00’’
Sheini South	9°00’00’’	0°25’00’’
	9°00’00’’	0°28’00’’
	8°50’00’’	0°29’30’’
	9°50’00’’	0°25’00’’

The Prospecting Licences cover an area of approximately 50 kilometres north to south. The licence dimensions east to west are variable due to the irregular shape of the eastern licence boundary, which is defined by the Ghana-Togo national border.

Each of the three Prospecting Licences was issued on December 8, 2011 to Emmaland, and is issued for an initial period of two years. Each licence may be extended for an additional year without any reduction in area, provided that the requirements of the licence (including the required expenditure commitments outlined in Section 4.5) have been complied with and that the additional time is required for the holder of the licence to make an informed decision concerning the renewal of the licence.

Each licence may thereafter be renewed for a further period of up to three years (as determined by the Minister of Lands and Natural Resources upon recommendation by the Ghana Minerals Commission), provided that 50% of the area subject to the licence must be surrendered upon such renewal.

Emmaland may, at any time prior to the expiration of a licence, apply for up to three mining licences over some or all of the area subject to each licence. Mining licences are issued for a maximum of 30 years (subject to extension for an additional period of up to 30 years) and are limited in size to approximately 63 square kilometres.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
4-2

FIGURE 4.2: Location of Three Sheini Prospecting Licences in Northeast Ghana

4.3	PROPERTY OWNERSHIP

The Prospecting Licences were issued to and are held by Emmaland.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
4-3

4.4	EMMALAND-CARDERO GHANA JOINT VENTURE

Cardero Ghana has entered into three separate joint ventures with Emmaland (one for each Prospecting Licence) to explore and, if warranted, develop the lands subject to the Prospecting Licences. The effective date for each of the joint venture agreements is December 12, 2011.

Under each of the three joint ventures, Cardero Ghana will have the right to earn a 100% joint venture interest in each Prospecting Licence, subject to (a) a 10% NPI (net profit interest) in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the licence areas that become the subject of one or more mining licences subsequently issued to Emmaland. Cardero Ghana will have the right to purchase the 10% NPI held by Emmaland in a joint venture at any time for an amount representing the net present value thereof, as calculated by an independent engineering firm, or such other amount as is acceptable to Emmaland. There are no other royalties or back-in rights to which the Project is subject.

In order to earn its interest, Cardero Ghana will fund all expenditures under each of the joint ventures and make the following cash payments to Emmaland (Table 4.2) totaling USD 16,600,000. To date, USD 6,450,000 has been paid in scheduled payments and advances.

TABLE 4.2: Joint Venture Payments to Emmaland Resources

	Sheini North	Sheini	Sheini South
InitialPayment	$300,000	$300,000
OnSigningJV	$1,000,000	$1,000,000	$3,000,000
6Months	$1,000,000	$1,000,000
1YearAnniversary	$500,000	$500,000	$1,000,000
2YearAnniversary	$1,000,000	$1,000,000	$1,000,000
3YearAnniversary	$1,000,000	$1,000,000
4YearAnniversary	$500,000	$500,000
5YearAnniversary	$500,000	$500,000
	$5,800,000	$5,800,000	$5,000,000

4.5	GOVERNMENT EXPENDITURE COMMITMENTS

Each Prospecting License outlines a required work program and an expenditure commitment based on this work program. The expenditure commitments (Table 4.3) relate to the initial two- year licence period, ending December 8, 2013, and total USD 9,180,966 for all three Prospecting Licenses.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
4-4

TABLE 4.3: Government Expenditure Commitments

Expenditure Commitment
Sheini North	$3,060,322
Sheini	$3,060,322
Sheini South	$3,060,322
$9,180,966

4.6	ENVIRONMENTAL LIABILITIES

The Project Area has been subject to historical exploration, comprising trenching and diamond drilling, as well as to due diligence sampling by Emmaland and Cardero Ghana. No modern mining activities have been recorded in the area. The Project is a grassroots, early-stage exploration project with no known environmental liabilities.

Following the initiation of exploration activities in Q1 2012, Cardero Ghana intends to initiate environmental baseline studies throughout the Project Area.

4.7	SIGNIFICANT FACTORS AND RISKS

The author is not aware of any significant risk factors. Ghana is a modern developing country with strong economic ties in West Africa and with Europe and North America. It is West Africa's largest gold producer and a top-ten gold producer globally. It is also the world’s second largest cocoa producer and is emerging as an oil-producing nation through newly discovered offshore fields. Ghana is a politically stable country, operating under a parliamentary system with a well- established mining law; as such, Ghana is considered to be a stable country without significant political risk.

Ghana also honours a historic chief system with a complex hierarchy branching downward from an Ashanti King, through four “paramount” regional Chiefs and then down to district and village Chiefs. Cardero Ghana has initiated and maintained strong relationships with all levels of this system, including the regional and local Chiefs in and around the Project Area.

Cardero Ghana is committed to building and maintaining strong relationships with local communities. Due diligence activities undertaken by Emmaland and Cardero Ghana were staffed by local people under the supervision of qualified personnel. Fifteen local people were initially hired to clean historical trenches and help with sampling of the trenches. Cardero Ghana also rented a local grader and operator to facilitate the improvement of roads to and from the Sheini area villages. This work was completed following conversations with the Chief of Kanden Village, who explained the difficulties experienced due to the poor state of local roads. The initial road repair work cemented good local relations and has since been extended to additional road repair and repair of bridges, thereby continuing to provide jobs for local people.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
4-5

5       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	ACCESS

Access to Ghana is via the international airport in Accra, the capital city. The Project Area is situated in the eastern part of Ghana’s Northern Region, close to the border with Togo, approximately 400 kilometres north of Accra. Tamale, Ghana’s second largest city, is the regional capital and administrative centre, as well as the regional transportation hub. Tamale is connected to surrounding population centres via good quality paved roads and is serviced by a regional airport with several flights a day to Accra.

The Project Area is located approximately 170 kilometres east of Tamale and the access road is paved (Plate 5.1) as far as Yendi. East of Yendi, there are only seasonal dirt roads.

Sheini Village lies approximately at the centre of the Project Area (Figure 5.1), 20 kilometres southeast of Zabzugu. The Zabzugu–Sheini road is a dirt road that was upgraded by Emmaland in February 2011. Emmaland used a bulldozer and grader to widen and level the road (Plates 5.2 and 5.3). These improvements reduced the journey time between Zabzugu and the working areas. The road improvement was originally done at the request of the local population. The road remains in good conditions with the exception of one river crossing, which requires some bridge repairs. There is an alternative access road from Zabzugu to Sheini: A dirt road heads south from Zabzugu to Molina Village and then east to Sangba Village before turning northeast to Sheini. This route is considerably longer (50 kilometres), but the road is in good condition and represents an alternative access route to the area if the main Zabzugu–Sheini road becomes impassable during the rainy season.

5.2	PROXIMITY TO TOWNS AND LOCAL TRANSPORTATION

Transportation between the main centres of population in the region is mostly by road, although there are reasonable air connections between the regional centres. Tamale is the main population centre in the region with approximately 360,000 people. Tamale is also the seat of local government for the Northern Region. The town of Yendi, approximately 90 kilometres east of Tamale, has a population of approximately 40,000 people. Yendi is the historical centre of the Dagbon Kingdom. Closer to Sheini, the town of Zabzugu (Plate 5.4) is the administrative centre for the Zabzugu-Tatale district in which the Project is located. The estimated population of the Zabzugu-Tatale district is 80,000 people.

Sheini Village, 20 kilometres southeast of Zabzugu, has a population of 400–500 people. There are a number of smaller communities south of Sheini with populations between 100 and 200 people. Just southwest of Sheini is Camp Villages, comprising the villages Camp 1 and Camp 2 (Figure 5.1).

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-1

FIGURE 5.1: Local Infrastructure Close to Sheini Project

5.3	TOPOGRAPHY

The terrain of Ghana’s Northern Region reflects the geological setting of the area. The landscape around the city of Tamale is generally flat reflecting the soft sedimentary rocks of the Volta Basin that outcrop in the area (Plate 5.1). To the east of Tamale and east of the Oti River, which is a major tributary into Lake Volta, the landscape starts to become more undulating. Small hills occur in this area with elevations rising to about 150 metres above sea level, indicating the presence of more resistive rock formations. The Oti River forms a broad valley with elevations of 80–90 metres above sea level in the vicinity of the Sheini area.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-2

The undulated landscape continues from Zabzugu eastward toward the Togo border where ridges are elongated in a north-south direction, standing several hundred metres above the slightly undulating surrounding savannah. The ridges north of the Zabzugu–Sheini road are formed mainly by quartzites.

The majority of the ridges trending for approximately 30 kilometres south from the Zabzugu– Sheini road are formed principally by thick sequences of the Iron Formation (Figure 5.2). The ridges rise from approximately 150 metres above sea level to more than 400 metres above sea level, with peaks as high as 490 metres above sea level (Plate 5.6). The ridges formed by the Iron Formation also have various morphologies, with the BIF forming sharp narrow ridges with the development of scree slopes at the foot of these ridges. The less resistant Fragmental forms wide, smooth ridges and plateaus with limited outcrops of hard bedrock. There are large flatter areas around the Iron Formation–dominated ridges covered by thick ferricrete.

5.4	RIVERS AND DRAINAGES

All of the streams and rivers in the Project Area draining westward from the ridges at the Ghana- Togo border are tributaries of the Oti River (Plate 5.6), which in turn flows southward into Lake Volta. The small streams and rivers in the Sheini area are seasonal and are dry from the end of January until the end of May. The Oti River flows throughout the year.

The local population obtains water from wells during the dry season. Almost every village in the Sheini area has at least one water borehole. These water wells are usually 30–50 metres deep with a hand pump installed at the surface. There are several historical exploration boreholes in the Sheini area where artesian water flows throughout the year.

5.5	VEGETATION

The vegetation in the flat areas surrounding the ridges has many features of typical African semi- open savannah woodland, with baobab, mango, and acacia trees and a variety of bushes. The most typical feature for these flat areas is dense, tall grass growing up to 3 metres high. The streams and rivers are typically surrounded by trees, while around the villages the ground is often cultivated with fields planted with a variety of crops. The major crops are yam, cassava, Guinea corn, millet, maize, hot peppers, tomatoes, and ground nuts.

The vegetation on the ridges consists of overgrown scrubland with small trees, bushes, and tall grass. The vegetation on the ridges and any distance from running water dries quickly after the wet season. Local people start burning the dry bush and grass in December.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-3

FIGURE 5.2: Topography Map

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-4

5.6	CLIMATE

The Northern Region of Ghana is located in the savannah belt with a typical hot sub-Saharan climate. There are two major seasons—dry and wet.

The dry season is locally called Harmattan after a dry Sahara wind that blows from the northeast from the end of November to March and brings fine dust, often decreasing the visibility during the day. The wind affects the climate mainly in northern Ghana where it decreases the air humidity and creates hot days and cool nights. The days during the dry season are usually cloud- free. Mornings are chilly and sometimes humid with fog. The temperature at night is 15°C- 20°C but rises rapidly by midday to highs of 40°C. The lowest temperatures at night in the Sheini area are in January. The hottest days occur during March and April. The first thunderstorms, followed by short but intense rain, commence in the second half of March.

The rainy season extends from the end of March to late October or early November. The temperatures vary between 25°C and 30°C, with daily highs frequently in excess of 30°C. The highest rainfall is between July and August when the average rainfall is about 1,000 mm- 1,300 mm.

Climatic conditions are not expected to adversely impact exploration activities in the Project Area.

5.7	POWER AND WATER

The total generating capacity of Ghana in 1994 was about 1,187 megawatts, and annual production totalled approximately 4,490 million kilowatts. The main source of supply is the Volta River Authority (“VRA”) with six 127-megawatt turbines. The VRA's power plant at Akosombo Dam provides the bulk of all electricity consumed in Ghana, some 60% of which is purchased by Valco (Volta Aluminum Company) for its smelter. The power plant also meets most of the energy needs of Togo and Benin. The balance of Ghana's electricity is produced by diesel units owned by the Electricity Company of Ghana, by mining companies, and by a 160-megawatt hydroelectric plant at Kpong, about 40 kilometres downstream from Akosombo.

Lake Volta is located about 150 kilometres southwest of the Sheini area where the Oti River, located just 20 kilometres west of the Sheini area, is one of the main tributaries to the lake. The lake is formed by the Akosombo Dam, which was completed in 1965. At 8,502 square kilometres, Lake Volta is the largest man-made lake (by surface area) in the world.

A major power line follows the Tamale- Yendi- Zabzugu- Tatale road (Figure 5.1), bringing power to the towns and villages along this route. Zabzugu is the closest town with electrical power and is located 20 kilometres northwest of the Project area. During the recent field work and prospecting in the southern part of the Project Area, a power line was also noted going to Nakpali, which is located approximately 25 kilometres southwest of the Project Area.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-5

Flowing 20 kilometres west of the Project Area, the Oti River represents the major water source. The river rises in Burkina Faso and forms part of the international boundaries between Benin and Burkina Faso and between Togo and Ghana. The width of the Oti River varies, ranging from approximately 75 metres west of Zabzugu (20 kilometres northwest of the Project Area) to approximately 200 metres 25 kilometres south of the Project Area (Plate 5.6).

5.8	MEDICAL CARE

The medical care in Tamale and in the Zabzugu-Tatale district is at acceptable level. There are many small hospitals in Tamale, including a Teaching Hospital, which has a laboratory and an emergency facility. The closest medical clinic to the Project Area is in Zabzugu. This clinic is managed by the government and is able to deal with minor injuries and medical problems. The clinic in Tatale managed by the Catholic mission has staff trained to deal with snake bites. According to Father Isidor from the Tatale Catholic mission, the clinic has anti-venom serums against all types of venomous snakes in the Project Area.

5.9	COMMUNICATIONS

Ghana has good mobile phone coverage operated by five major mobile network providers, although the quality of the mobile phone signal in the Project Area is variable. Consequently, a reliable satellite phone will be installed prior to major exploration activities.

5.10	INFRASTRUCTURE AND PORTS

The closest railway line in Ghana to the Project Area is the Accra–Kumasi rail line located approximately 350 kilometres south. The Ghana government has long-term plans to extend the existing railway line to Tamale and Yendi.

A rail line exists closer to the Project Area across the border in Togo. At Blita, Togo, located approximately 100 kilometres southeast of the Sheini Village, the railway line extends south to the port at Lomé, Togo’s capital, and is used primarily for the transport of limestone and phosphates.

In Ghana, the Tema sea port, the largest in Ghana, is located approximately 390 kilometres south- southwest of the Project Area and approximately 30 kilometres east of Accra (Figure 4.1).

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-6

Plate 5.1: Paved Tamale–Yendi road traverses flat topography. Plate 5.2: Unpaved Zabzugu–Sheini road (Dec 2010). Plate 5.3: Improved Zabzugu–Sheini road (March 2011). Plate 5.4: Main street in Zabzugu Village. Plate 5.5: Ridge formed by iron mineralization, south of Kandin Village Plate 5.6: Oti River draining south to Lake Volta.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
5-7

6       HISTORY

Records held by the Ghana government document the history and extent of historical exploration in the Sheini area. These records show that the area has been studied by several groups of explorers. The knowledge of historical work is complicated by the presence of incomplete reports with no maps or coordinates showing the location of the old workings. A number of the reports are in the form of handwritten manuscripts that are difficult to decipher. There is also no clear information about the location, size, and ownership of the previous exploration concessions in the Sheini area. The historical exploration work in the Sheini area can be divided into four major time periods:

6.1	ANCIENT EXPLORATION

Ancient exploration and production is inferred by the presence of small piles of slag material (Plate 6.1) scattered from Kandin Village, around Sheini Village, and southward to the Kubalem area. It is interesting that all of these places are located near the ferricrete outcrops (recent indurated iron deposits at surface). The reason for this may be that the ferricrete material was easier for iron smelting using primitive techniques (charcoal, limestone, and water). The first iron smelted in the area was probably used for forming tools and hunting weapons. It is important to mention that some of the slag may have been produced by lightning strikes—natural melting of ferricrete or iron-rich laterite by high-voltage lightning.

6.2	PERIOD 1900–1945

Records of mineral exploration for the period 1900–1945 are not well documented due to a complex and changing political situation in the area. The Sheini area was originally located in the area known as “Slave Coast” and later as the German colony of Togoland (formed in 1905). After the German defeat during World War I (August 1914) at the hands of British troops (coming from the Gold Coast) and French troops (coming from Dahomey), Togoland became two League of Nations mandates administered by Britain and France. After World War II, these mandates became UN Trust Territories. The residents of British Togoland, where the Project Area is located, voted to join the Gold Coast as part of the new independent nation of Ghana in 1957; French Togoland became an autonomous republic within the French Union in 1959.

According to the GGSD, the iron mineralization was first discovered around 1905 by a team of German geologists under the leadership of Dr. Koert, who travelled to the area to explore the potential of the new German colony in Togoland. After the area became part of the British Empire, it was visited again and was mapped and prospected by the geologists of the Golden Coast Geological Survey Department (probably around 1930). The aims of this program were to produce geological maps of the British Colony and to discover new mineral resources. However, few records remain of the findings of these surveys. No records of exploitation exist, and it is unclear to what extent the iron mineralization was recognized.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-1

6.3	PERIOD 1945–1980

The period from 1945 to 1980 was the most important for mineral exploration in the Sheini area. The iron mineralization evident since 1905 and the new ideas about construction of the Akosombo Dam meant that the Sheini area became more strategic for the development of Ghana.

6.3.1	E. H. Jacques

The first detailed exploration work that focused on the iron occurrences around Sheini Village was by E. H. Jacques in the 1950s. His report (1958) summarizing the exploration work was re- printed by the GGSD in 2003 (Archive Report No. 85).

According to this report, Jacques and his team carried out geological mapping, technical work, trenching (10 trenches), and diamond core drilling (nine boreholes) along the ridges with iron mineralization from Kandin in the north to the Kubalem area in the south, comprising approximately 35 kilometres of strike length. Jacques describes eight groups of iron-mineralized bodies from this large area.

All of the samples taken during this phase of exploration were assayed for iron and silica. A small number of samples were also assayed for phosphorous. The results, presented in Jacques’ report as tables, show iron grades in the range of 30–50% iron, with silica content of usually more than 15% SiO2. The content of phosphorous is usually below 0.2% P2O5 but some of the samples contain 1.0%–1.5% P2O5. Jacques is the first author to suggest that the source of the occasionally higher phosphorus content could be the clasts of granitic rocks (granite, pegmatite) and metamorphic rocks (quartz-sericite-chlorite schist) within the mineralized tillites.

The report also contains an incomplete set of cross sections at an obscure scale, constructed from a combination of trenches and surface outcrops or a combination of trenches and boreholes. However, the trench and borehole location maps and the surface geological maps are missing from the report and no trench or borehole coordinates are provided.

6.3.2	Soviet Union Exploration

In the early 1960s, geoscientists from the Soviet Union were invited to Ghana to assist with geological mapping, prospecting, and performing numerous specific studies in northern Ghana. A large operations base was established in the city of Tamale. The Soviet experts were involved in the exploration projects until 1966, when they were requested to leave the country by the Ghanaian government.

The iron occurrences around Sheini Village were studied as part of one of the projects managed by the Soviets. The work included detailed geological mapping, trenching, and drilling. The results were summarized in several reports and some of them have been re-printed by the GGSD.

The reports indicate that the exploration was focused mainly on the areas northwest, west, and southwest of the Sheini Village. The reasons were probably easy access, availability of local labour, and the remains of old workings from the previous exploration carried out by Jacques. Although the available reports are again incomplete and without location maps or coordinates, there is one basic geological map showing five major bodies of iron mineralization outlined by the Soviet geologists (Figure 6.1) . The same map shows the position of 11 trenches (from 12 described in the report) and 19 pits (from 72 described in the report). Boreholes are not shown on this map, although the report describes the presence of at least 14 boreholes.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-2

The geological map is accompanied by an approximately 1.5 -kilometre-long, east–west-trending geological cross section over Bodies 4 and 5 (Figure 6.2) . The southern part of the Sheini area and the Kubalem area were explored probably only at regional scale. The Soviet regional exploration work also indicated fine-grained gold in heavy mineral stream concentrates south of Sheini Village.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-3

FIGURE 6.1: Soviet Geology Map

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-4

FIGURE 6.2: Soviet Geological Cross Section

6.4	PERIOD 1980–2008

No significant exploration work was done in the Sheini area after the Soviet geologists left Ghana. According to the GGSD, small-scale exploration work was carried out by St. Jude Resources Ltd. (Vancouver, BC) in the area of the Sheini North Prospecting License during 2004–2006. The exploration was testing the concept that the iron occurrences may be of epigenetic origin similar to Olympic Dam–type IOCG deposits. St. Jude tested its collected samples for gold, but the results from the Sheini area were low (3 ppb). Of more interest were results reported from the Kubalem area where some laterite samples contained 30–40 ppb gold and one sample contained 400 ppb gold. The details of the work and the sample locations are not known, and there appears to be no record of the location and size of the concession. St. Jude Resources’ exploration concession expired in 2006.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-5

Plate 6.1: Piece of iron slag (10 centimetres across) discovered east of the Kandin Village. Plate 6.2: One of the Soviet trenches when it was discovered in December 2010. The trench was later cleaned, documented, and sampled. Plate 6.3: Casing of an old Soviet exploration drillhole. Plate 6.4: Old concrete drilling sump. Plate 6.5: “13 April 1965” written at the wall of old drilling water sump.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-6

6.5	PERIOD 2008- PRESENT

In 2008, the Minerals Commission of Ghana granted non-exclusive exploration permits to six companies (Gold Coast Resources Limited, Marula Mines Ghana Limited, Integrated Metals Limited, Azumah Metals Ghana Limited, Inland Ghana Mines Limited, and Minergy Resources Limited) to allow each of them to search for iron ore within the Sheini area by geochemical and photo-geological surveys or other remote sensing techniques within a specified period of time. The deadline for final reporting was the second half of March 2011. A further seven companies (Pan African Minerals Company Limited, RSP International Ghana Limited, Compass Resources Limited, Emmaland Resources Limited, Wesun-Lu Ghana Mining Limited, Trans Global Drilling, and Energy Exploration Limited) were granted similar permits in 2010, with the same deadline as the first six companies.

The size of the non-exclusive exploration permit granted was 178.81 square kilometres, coincident with Emmaland's current Sheini Prospecting Licence and part of the Sheini North Prospecting License (Figure 6.3). The Minerals Commission of Ghana ran a competitive bidding process, with the Prospecting Licences being awarded to the company submitting the winning bid. A report was submitted by each company, including due diligence sampling results (where such work had been done), together with recommendations for multi-phase exploration and ultimate exploitation of the iron mineralization in the Sheini area.

The only company to undertake comprehensive due diligence work under the terms of the permit was Emmaland. The initial work was carried out by Emmaland, who hired three geologists from the GGSD (E. Cheremeh, S. Annum, and K. Ahumah). Their work included geological mapping, rock sampling, pit excavation (10 pits), and trench sampling.

In December 2011, Aurum Exploration Services, Ireland, was engaged by Emmaland to run a three- month exploration program to collect adequate data to submit a successful report to the Minerals Commission of Ghana. The exploration consisted of geological mapping and prospecting, locating historical exploration workings and boreholes, and cleaning, documenting, and re-sampling historical trenches. A total of 659 channel samples (755 samples including duplicates and blanks) were collected from the historical trenches and 307 samples were assayed. The details of this work are presented in Section 9.

The results of the work, together with recommendations for a further exploration program, were summarized in the report submitted to the Minerals Commission of Ghana before the deadline. On December 8, 2011, the Minerals Commission of Ghana issued three Prospecting Licenses covering the Project Area to Emmaland.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-7

190 000 mE
210 000 mE
230 000 mE
to Yendi
GHANA
TOGO
Tatale
1 015 000 mN
995 000 mN
Sheini North
Zabzugu
Kandin
Sheini
Sheini
Nakondo
Camp 1
Camp 2
Sangba
Kundrokubo
Poalarido
Jayondo
Laribanga
Sheini South
Oti River
Kukpaliga
Tindang
Kubalem
Korikuriku
Asorokura
Waribogo
Pudia
Likambor
LEGEND
Original non-exclusive license
2011 Licenses
Local Roads
Villages
WGS 84, Zone 31N
5km

FIGURE 6.3: Original Non-Exclusive Exploration Licence

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-8

6.6	RECOVERY OF DATA

The major exploration work in the Sheini area was carried out between 1945 and 1980 by two major exploration teams—Jacques (1958) and a team of Soviet geologists (1960–1966).

Jacques report describes 10 trenches and nine diamond core boreholes (both vertical and inclined). The report indicates problems during the drilling using tricone drill bits, which were performing better than diamond drill bits. This means that some caution may be required in relation to the drilling results. The geological and location maps in Jacques report are missing, so although the results are informative, they cannot be located and replicated in the field.

The Soviet reports indicate that 14 boreholes (vertical and inclined) with a maximum depth of 183 metres were drilled and that at least 12 trenches and 72 pits were excavated. However, only one geological map showing the positions of trenches has been recovered. The position of the boreholes, together with the drilling results, is unknown and the work is therefore of little direct use in guiding future exploration.

Due diligence field work by Emmaland revealed the location of 35 historical trenches and 18 historical boreholes. Almost all of these historical trenches are located in the syncline area west of Camp Villages (Figure 6.4). Only three trenches were discovered in the ridges east of Sangba Village. The trenches are situated mainly on the ridges and steep slopes, oriented in an east–west direction. Only a few trenches (syncline area) are oriented in a north–south direction. At the time when the trenches were discovered in 2010 and 2011, they were overgrown and partly collapsed (Plate 6.2) with no signs of recent exploration activity. It is likely that these trenches are the remains of the work carried out pre-1980.

Some of the discovered historical boreholes still have small pieces of casing (sometimes with borehole number) at the surface (Plate 6.3) and with a concrete water sump located next to it (Plate 6.4). Pieces of core containing barren hanging wall formations were discovered close to one of these holes along with the date “13 April 1965” (Plate 6.5) written on one concrete water sump. Although some of the boreholes are numbered, it is largely impossible to distinguish which boreholes were drilled by Jacques and which ones by the Soviets. An even more complicated situation occurs with the historical trenches because recent work has discovered more old trenches in the Project Area than those described by Jacques and the Soviets combined. Almost all of the discovered old trenches were in poor conditions and were cleaned before being documented and channel sampled (detailed in Section 9).

6.7	HISTORICAL RESOURCE ESTIMATES

Both Jacques and the Soviet geologists tried to estimate reserves and resources based on the exploration work they each completed. Jacques’ report describes 10 trenches and nine diamond core boreholes spread over a width of one kilometre and a length of more than 35 kilometres, where he described a thickness of iron mineralization varying between 10 metres and 50 metres. It is clear that some of the holes didn't reach the iron mineralization and that some of them were finished within the iron mineralization due to technical problems, so the information about thickness is considered to be highly unreliable.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-9

According to the available, albeit fragmented, Soviet reports, their exploration teams working in the Project Area during the 1960s carried out slightly more intensive exploration than Jacques. The Soviet technical work consists of 14 boreholes (vertical and inclined) with a maximum depth of 183 metres, at least 12 trenches, and 72 pits. The recent location of the old Soviet workings indicates that approximately 90% of their work had been done in a zone of iron mineralization approximately three kilometres long located southwest of the Sheini Village (west of Camp Villages). A smaller amount of work was completed in the large ridges west and northwest of the Sheini Village and no Soviet trenches and boreholes were observed in the Sheini South area or in the Kubalem area.

In comparison with the current Emmaland Prospecting Licences, which extend over 50 kilometres strike length, the Soviet work covered approximately 6% of the current exploration package. Although the available information from Soviet work only appears to cover part of the mineralized belt, the historical report (Bobrov and Pentelkov, 1964) describes estimated “reserves” for that portion. However, the author has reviewed the report and methodology and the resulting calculation and does not believe that the reported “reserves” are at all reliable or that they provide any useful information with respect to the ongoing exploration of the Project Area.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-10

FIGURE 6.4 : Map of Historical Excavations Located During Due Diligence Work

6.8	HISTORICAL PRODUCTION

The only evidence of mining from the Sheini area consists of small ancient and undated hand excavations of ferricrete outcrops. There has been no modern iron ore mining and production within the known iron mineralization from Kandin in the north to Kubalem in the south during the last two centuries.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
6-11

7       GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGICAL SETTING

At the regional scale the Sheini area is located within the eastern part of the West African Craton called the Eastern Pan African Domain (Wright et al., 1985).

FIGURE 7.1: Summary Geology of West Africa

The major feature of this domain is the large late Proterozoic to early Palaeozoic Volta Basin (Figure 7.1), which is composed of mainly flat-lying sediments surrounded in the east by north-northeast to north-south-trending, low-metamorphic-grade supracrustal belts. The most important belt is the Togo Belt (Figure 7.2), starting in southeast Niger and running southsouthwest to southeastern Ghana. This belt is composed of Buem Formation, forming a ridge immediate east of the Volta basin, followed to the east by the Togo Formation, also known as Akwapimian in southeastern Ghana and the Atacora unit in Togo and Benin (Wright et al., 1985).

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-1

FIGURE 7.2: Summary Geology of Volta Basin and Togo Belt

The Volta Basin, which covers almost 45% of Ghana’s surface, is composed mainly from shallow marine platform sediments with ages ranging from 1,000 Ma to 500 Ma. The Volta Basin is composed of three major units (Wright et al., 1985):

•	Lower Voltaian–Kwahu and Morago Groups
•	Middle Voltaian–Oti Group
•	Upper Unit–Obosum Group

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-2

The lower part of the basin is filled with a thick sedimentary sequence known as the Kwahu Group (south and southwest part of the basin) and Morago (Bombouaka) Group (north and northwest part of the basin). These groups are approximately 700–1,000 Ma and are composed of flat-lying, massive, cross-bedded, shallow sandstones and arkoses.

The Kwahu and Morago Groups are overlain by the Oti Group sediments (570–675 Ma). The basal conglomerates are interpreted as tillites, which contain up to one-metre-large boulders with an angular to sub-angular shape and striations at the surface. The rest of the Oti Group is composed of shallow marine platform clastic sediments—sandstones, micaceous sandstones, and arkoses. Thin layers of carbonates (limestones, dolomites) are also present. Alkali-rich volcanic and volcaniclastic rocks correlating with the lower parts of the Oti Group are reported from the eastern part of the basin.

The Obosum Group represents the youngest sedimentary sequence of the Volta Basin (450–570 Ma). Its contact with the Oti Group is unconformable, and the Obosum Group is thickest and coarsest in the south-eastern part of the basin where conglomerates containing pebbles of various igneous and slightly metamorphosed rocks occur. Sandstones and siltstones are also known to form part of this group. The Obosum Group beds are also interpreted as molasse deposits formed by erosion of the Togo Belt.

The Volta Basin sediments overlay highly metamorphosed basement rocks composed of meta-volcanosedimentary units of early Proterozoic age, as well as metasedimentary basins and granite complexes of similar age that are known as Birrimian units. The deformation and metamorphism of these basement rocks are dated at around 2,100 Ma.

The eastern margin of the Volta Basin is formed by the Togo Belt, which comprises supracrustal sediments and volcanics of probable late Precambrian to early Phanerozoic age. The Togo Belt consists of Buem Formation (which is closest to the Volta Basin) and Togo Formation. According to the latest field observations, the Sheini area is probably located within the Buem Formation which forms a belt 15–30 kilometres wide following the Ghana-Togo border with the larger part of this formation being located within Togo. The rocks of the Buem Formation are dominated by east- to southeast-dipping clastic sediments, mainly sandstones, siltstones, shales, and mudstones. Massive chert (silexites), limestones, and dolomites are known from Togo.

The Iron Formations are located mainly within the Ghanaian part of the Buem Formation, but some of the bodies also cross the border into Togo. The Iron Formations are associated with tillites situated near the base of the Buem Formation. These tillites may be comparable with the tillites of the Oti Group (Volta Basin). The Togo part of the Buem Formation also contains sequences of various volcanic rocks (alkaline and calc-alkaline), some of which are interpreted to have been formed on the sea floor due to preserved pillow structures. The rocks of the Buem Formation are largely not metamorphosed. It is believed that the deformation of this formation is mainly the result of compressional tectonics.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-3

7.2	SHEINI PROJECT GEOLOGY

The Project Area is located at the boundary between the underlying Volta Basin (Oti Group) and Buem Formation, which hosts the Iron Formations. The exact position of the border between these two major units is not clear due to poor outcrop distribution east of the north– south-trending ridges formed by the quartzites and Iron Formations. However, these ridges are thought to be part of the Buem Formation.

Rocks of both formations are not metamorphosed. The rocks of the Oti Group are usually not deformed and are flat-lying. The rocks of the Buem Formation are slightly folded, dipping mainly to the east. However, some of the Iron Formations and quartzites in the northern part of the Sheini area (in particular between Kandin and Tatale) are probably dipping to the west. The rocks that occur within the Sheini concession areas can be divided into three major groups:

•	The footwall to the Iron Formation is composed of sandstones, arkoses, mudstones, and shales of the Oti Group and Sheini quartzites, which are probably part of the Buem Formation.
•	The Iron Formation includes BIF, chert, and ferruginous tillites.
•	The hanging wall to the Iron Formation is composed of mudstones, greywackes, polymictic sandstones, and quartzites of the Buem Formation.

7.2.1	Footwall

The sedimentary rocks of the Oti Group outcrop west of the Sheini Hills. The most common rock types are ferruginous feldspathic sandstones (Plate 7.1), arkoses, and shales. Outcrop density is very low in the Project Area due to low weathering resistance of these rocks. Areas with soft sand are located close to the outcrops. The Sheini quartzites form ridges, isolated rounded hills, and boulder outcrops (Plate 7.2) that surround the eastern part of the iron mineralization north of Camp Villages. Quartzites probably form the immediate footwall of the iron mineralization. Outcrops and large boulders of massive, white, or slightly greenish quartzite with rare grains of feldspar and mica are located west of the Sheini Village and east of Kandin Village where the quartzite ridges continue northward following the western border of the Sheini North Prospecting License. The massive nature of these beds means it is nearly impossible to measure the dip direction of the rocks, but outcrops east of Kandin indicate dips toward the west. Similar quartzites follow the western part of the iron mineralization, again located in footwall, in the Sheini South Prospecting Licenses area.

7.2.2	Iron Formations

The Iron Formation produces a folded sedimentary unit several hundred metres thick and outcropping along wide ridges, or sets of parallel ridges, running for more than 35 kilometres in a north-south direction. These ridges are composed of a number of horizons varying in lithology, grain size, and mineral composition. The ridges with Iron Formation are present at four major locations within this area (Figure 7.3):

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-4

•	Tatale Area (Sheini North Prospecting License): visible mineralization for several hundred metres surrounded by ferricrete.
•	Camp 1-Sheini Area (Sheini Prospecting License): almost continuous ridge 10 kilometres long composed of many large bodies of iron mineralization surrounded by large ferricrete fields.
•

Camp 2-Jayando Area (Sheini & Sheini South Prospecting Licenses): almost continuous ridge 13 kilometres long (Plate 7.3) composed of many large bodies of iron mineralization (30–50% of this large mineralized area is located in Togo).

•	Kubalem Area (Sheini South Prospecting License): large area with small hills and low elevated hills surrounded by large ferricrete fields.

There is a large area with flat have a thictopography between Sheini Village and Tatale. Large ferricrete fields east of Kandin Village indicate the presence of iron mineralization in this area, probably covered by younger sediments. This interpretation will have to be investigated with future exploration activities.

The individual horizons of the Iron Formation kness varying between 20 and more than 100 metres and are inter-bedded with sandstones, siltstones, and probably quartzites. The iron-bearing horizons dip 10°–45°, mainly to the east-southeast (in the Sheini South and Kubalem area) and also to the west in the area west of Sheini Village. Some outcrops also contain vertical dipping horizons. The most interesting structure within the Sheini area seems to be a syncline (historical Block 5 defined by the Soviets) located west of Camp Villages and extending for almost three kilometres in the north–south direction.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-5

Plate 7.1: Outcrop of ferruginous sandstone of the Oti Group. Plate 7.2: Boulder and outcrop of white quartzite (probable immediate footwall to Iron Formations). Plate 7.3: 13-kilometre-long Iron Formation ridge in the Sheini South Prospecting License hosting multiple Iron Formation bodies.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-6

FIGURE 7.3: Geological Map of the Sheini Arrea

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-7

The most common texture is breccia-like lithology, which is described by historical and recent reports (Jacques, 1958; Cheremeh, 2010) as ferruginous tillite (Plate 7.4). The rock contains fragments with diameters from several millimetres to more than one metre, surrounded by a very fine hematite matrix. The fragments represent various lithologies, ranging from sedimentary rocks (quartzites, sandstones) to igneous (granites, pegmatites), and metamorphic rocks (various micaceous schists). For the purpose of the recent exploration, this lithology has been named as Fragmental.

Fragmental forms thick layers and lenses, producing undulating topography followed by layers of the BIF, which can be several metres thick. The layers are thickly or thinly banded and laminated (Plate 7.5), where the colour of the bands probably indicates the ratio of hematite to quartz. The BIF often contains thin beds of coarse-grained sandstone and jasper or chert. BIF morphologically forms narrow sharp ridges and is easily mapped where exposed.

Ridges of Iron Formation are often surrounded by large tabular bodies of soft or hard ferricrete, which is formed from the weathering of the Iron Formations.

7.2.3	Hanging Wall

The hanging wall of the Iron Formation is formed by mudstones, greywackes, or polymictic sandstones. These rocks are not outcropping at the surface and were discovered during detailed geological mapping of the syncline located west of the Camp Villages based on pieces of core left close to one of the historical drill sites. The amount of core with hanging wall formation left at this drill site indicates that the thickness of the hanging wall of the Iron Formation is probably less than 30 metres.

7.3	TYPES OF IRON FORMATION

There are three main types of iron mineralization—Fragmental, BIF, and ferricrete—with a variety of subtypes in the Sheini area. During the 1950s–1970s, Jacques and the Soviet geologists used similar terms to describe various types of iron mineralization observed in natural outcrops, trenches, and boreholes.

In general, the thickness of the Iron Formation varies from 20 metres to 150 metres. A major part of the recent due diligence work was focused on the syncline west of Camp Villages due to the number of trenches opened within the Iron Formation at surface.

The best outcrop of the Iron Formation in this area was observed in the trench numbers STW- 04 and STW-04b, located in the eastern limb of the syncline where the thickness of the formation is approximately 130 metres. The sequence may be thicker than 130 metres here due to several more outcrops (in situ) located east of the eastern end of trench STW-04b.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-8

The situation in the western limb of the syncline is more complex due to several lenses or layers of quartzite and sandstone surrounding the mineralization. However the thickness of the iron mineralization is probably more than 150 metres. There are also large surface outcrops of iron mineralization west and southwest of Sheini Village and west of the Sangba Village (Plate 7.7), indicating the thickness of the iron mineralization is in the range of 50–150 metres.

7.3.1	Fragmental Iron Formation

The Fragmental is the most common lithology within the area of mapped Iron Formation. It forms layers that are usually more than 10–25 metres thick. The rock is softer than the BIF and readily weathers due to the contained fragments of granitic rocks. As a result, it does not form outcrops and is mostly exposed in trenches. Ridges underlain by Fragmental are usually smooth, undulating, and covered by a hard ferricrete layer or thick scree with rock fragments smaller than 10 centimetres in diameter.

This lithology resembles a breccia in texture and was described by historical and recent reports (Jacques, 1958; Cheremeh, 2010) as ferruginous tillite (Plate 7.4). The rock contains various amounts of unsorted fragments that are usually angular, subangular, and rarely rounded, hosted in a very fine red or reddish brown haematitic matrix. One 20- centimetre-thick layer of unusual ferruginous conglomerate (Plate 7.7) was noted in trench STW-15 in the western limb of the syncline area.

The size of the fragments varies between 1 millimetre to about 1 metre in diameter. The fragments represent various lithologies, commonly sandstone and quartz-albite-sericite schist, but also quartzite, granites, pegmatite, or basic/ultrabasic rocks. Small grains of black shiny volcanic glass were also observed.

It is important to mention that the Fragmental does not contain fragments of the Iron Formation. The matrix is formed by a very fine (less than 0.5 mm) mixture of iron oxides (hematite), iron hydroxides (goethite, hydrohematite), and silica (quartz, opal- chalcedony-jasper).

Fragmental can be divided into three subtypes according to the size of the fragments:

•	Type IA—fragments below 1 mm
•	Type IB—fragments 1–10 mm
•	Type IC—fragments larger than 10 mm

Type IA is not very common in the Project Area. It sometimes passes laterally into the BIF and it can be difficult to distinguish between these two lithologies. This subtype is more weathering-resistant than other subtypes of the Fragmental and it forms surface outcrops with limestone-like morphologic features. The rock is brownish red to brick red with very small amounts of fragments that are no more than one millimetre in size.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-9

Fragmental Type IB (Plate 7.4) is the most common type within the Fragmental in the Project Area. The typical rock of this subtype is reddish brown with a matrix of very fine grained hematite.

Fragmental Type IC is not common (fragments larger than 5 centimetres are very rare). The rock is very similar to Fragmental Type 1B but contains a very limited amount of fragments with a diameter of 20 centimetres or greater. It is interesting that the large fragments are commonly located close to the boundary between Fragmental and BIF. Layers and lenses (approximately 20 centimetres thick) of unusual conglomerate (Plate 7.7) were discovered in the same trench as the largest schist fragment. This rock contains unsorted subangular-to-rounded fragments with diameters between one millimetre and two centimetres of sandstone, limonitized greywacke, and fine-grained granite. The amount of brownish grey matrix is approximately 5%–10%. The contact with surrounding grey BIF is sharp.

7.3.2	Banded Iron Formation

BIF is also common in the Project Area, but the layers of this lithology are thinner than the Fragmental. Due to the high weathering resistance of this rock type (fine grained, no fragments), the outcropping layers are easily visible in the field, forming narrow ridges surrounded by stony colluvium with blocks up to three metres in diameter (Plate 7.8). Individual BIF beds are usually several metres thick with a maximum 25 metres observed in the trench STW-04 located in the eastern limb of the syncline.

This rock type is fine grained and can be thick banded (Plate 7.9), thin banded (in millimetre to centimetre scale), or very finely laminated with lamination visible under a hand lens or microscope. The bands and laminae are composed of black and grey to dark brown hematite and a reddish brown to red mixture of hematite, goethite, hydrohematite, and fine-grained silica. There are very fine (less than 1 millimetre) grains of magnetite disseminated in the rock. Assays of some samples indicated the presence of microscopic phosphates (apatite). Rare tiny veinlets of aluminum phosphate (trolleite) were also discovered in some of the samples of the BIF. This mineral occurs at other iron deposits (Västanå Iron Mine, Sweden).

The BIF often contains thin beds of coarse-grained sandstone (up to five centimetres thick) and layers or lenses of jasper or other types of cryptocrystalline or amorphous silica (opal, chalcedony). BIF can be divided into three subtypes depending on the content of impurities (sandstone or silica):

•	Type IIA—no visible impurities (thick or thin banded)
•	Type IIB—contains sandstone layers
•	Type IIC—contains bands and lenses of silica (jasper)

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-10

Sandstone layers are often irregular, discontinuous, and slightly folded together with the host Iron Formation (Plate 7.10). The BIF very rarely contains fragments of various rocks (similar to the Fragmental). These fragments are discordant with the bedding. It was also observed that deformed sandstone layers (Plate 7.11) are located close to these fragments, which may support a hypothesis about glacial drop stones falling into soft iron-rich sediment at the sea floor.

Silica forms layers and lenses up to 50 centimetres thick that are concordant with the banding of the iron mineralization. This silica usually does not contain 100% SiO2 but also contains various amounts of fine disseminated iron mineralization. Three colours ofsilica layers and lenses were observed in the Project Area: red (most common, Plate 7.12), greenish grey (rare), and pale yellow to white (very rare). The silica bodies are very fine grained where the crystallinity is not visible to the naked eye. Veinlets of crystalline, low-temperature quartz (with comb structures) were observed filling fractures in cryptocrystalline silica.

7.3.3	Ferricretes

The outcrops of the Iron Formation are largely surrounded and partly covered by ferricrete, which is a recent deposit and the product of weathering of the Iron Formation. Ferricrete is an end-member laterite that has become intensely indurated and entirely cemented together. Two major types of ferricrete occur in the Project Area:

•	Type IIIA—hard ferricrete forming layers and platforms at recent surface
•	Type IIIC—disaggregated ferricrete forming deposits with gravel size fragments

Within the ridges, the ferricrete usually occurs above the Fragmental and also above the strongly fractured and brecciated zones. The maximum thickness of disaggregated ferricrete observed in the field was several metres. The maximum thickness of the hard indurated ferricrete was approximately 1.5 metres.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-11

Plate 7.4: Fresh outcrop of Fragmental. White quartzite clast in centre is 1cm across. Plate 7.5: Outcrop of finely laminated BIF. Plate 7.6: Hills and ridges of iron mineralization west of the Sangba Village, view to the north. The mineralization is dipping to the east (right). Hills on the horizon are part of the syncline structure west of Camp Villages. Plate 7.7: Ferruginous conglomerate discovered in the western limb of the syncline. The fragments are mainly sandstone and greywacke, with minor granite. Left bottom corner of the specimen is massive banded iron lithology. Plate 7.8: Large blocks of BIF northwest of Camp Villages. Plate 7.9: Outcrop of thick BIF.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-12

Plate 7.10: Slightly folded BIF containing irregular and discontinuous sandstone layers (western limb of the syncline, west of Camp Villages). Plate 7.11: Deformed and disturbed sandstone layer within the BIF (western limb of the syncline, west of Camp Villages). Plate 7.12: Lens of red jasper within the BIF (western limb of the syncline, west of Camp Villages).

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-13

The disaggregated ferricrete is the most common but visible only in the trenches and recently made road cuts. It consists of gravel-size fragments composed of both BIF and Fragmental. It usually forms thick deposits at the foot of the hills and ridges below the scree or colluvium sediments.

The hard ferricrete can often be seen in flat areas close to the foot of the ridges and also at the small platforms within the ridges. The hard ferricrete is composed of fragments of Fragmental or BIF cemented by secondary iron hydroxides.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
7-14

8       DEPOSIT TYPES

At present there is not enough data to determine the exact type of deposit. The exploration work has just commenced and knowledge of the iron mineralization in the Project Area has come primarily from mapping. To date, there is limited geochemistry from the area and there is no detailed lithology, mineralogy (thin sections), dating, or drilling from which to get information about the thickness of the iron mineralization or the underlying, presumably fresh, unoxidized primary lithologies.

According to the geologists of the GGSD, the Sheini area can be characterized as

•	IOCG (iron oxide copper gold)-type mineralization in a range between Kiruna-type and Olympic Dam–type
•	Banded Iron Formation (BIF) and related tillites

8.1	IRON OXIDE COPPER GOLD MODEL

The author considers the IOCG option to be highly unlikely. The only similarity with IOCG is the breccia-like lithology of the Fragmental containing large amounts of various clasts. However, mineralization in the Project Area has clear sedimentary features with banding, folding, and clear sedimentary rocks in the footwall and hanging wall. There is no evidence for deep crustal structures in relation to the mineralization. The geochemical features of the Sheini iron mineralization also do not show any evidence for IOCG-type with no uranium, no background levels of rare earth elements, and no background levels of copper and gold to state just some of the inconsistencies.

8.2	BANDED IRON FORMATION MODEL

The observed geological, mineralogical, and geochemical features indicate that the Sheini mineralization fits a BIF model. The wide-scale presence of hematite and rarity of magnetite may indicate H-BIF. More likely, however, the low amount of magnetite at surface is probably due to surface alteration (oxidation) of magnetite to hematite (martite).

The relationship between hematite and magnetite will be clarified by the planned drilling. Based on analogy with other West African BIFs, the upper, oxidized layer is likely to be 70– 120 metres in thickness. The oxidized layer is probably underlain by a magnetite-facies, primary BIF.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
8-1

9       EXPLORATION

The initial exploration work in the Sheini area, completed by Emmaland and Cardero Ghana, was carried out during late 2010 and throughout 2011.

The initial phase of work, from late 2010 to mid-2011, was focused on obtaining sufficient data to meet the requirements of the Minerals Commission of Ghana and to successfully win the tender to obtain an exploration concession over the Sheini area.

The second phase of exploration, subsequent to the issue of the three Prospecting Licences to Emmaland in late 2011, has consisted of reconnaissance mapping over new areas to the north and south of the original, non-exclusive licence.

The exploration work completed to date includes

•	Prospecting the Project Area from Tatale in the north to Kubalem in the south and locating historical workings, primarily trenches and boreholes.
•	Reconnaissance geological mapping over the Project Area to obtain an overall view of the surface extension of the iron mineralization and surrounding lithological types.
•

Detailed geological mapping in scale 1:2,500 of the syncline area located west of Camp Villages. This area was selected due to large amounts of outcrops, extensive iron mineralization, and historical trenches.

•	Cleaning and channel sampling of selected historical trenches in the syncline area west of the Camp Villages.
•	Construction of an initial access road to the syncline area west of Camp Villages.

9.1	MAPPING AND SAMPLING OF HISTORICAL WORK

According to the available historical reports, there was extensive exploration carried out in the Sheini area between 1945 and 1980. No maps or tables showing the exact location of the historical workings (trenches and boreholes) remain. For this reason, prospecting focused on locating these old workings to obtain an overview of the scale of the historical exploration work.

A total of 35 historical trenches, mainly trending east–west, with a total length of around 2,076 metres have been located to date (Figure 9.1). Thirty-two trenches were located in the syncline area, west of Camp Villages. Only three trenches have so far been located in the ridges east of the Sangba Village. There are likely some undiscovered historical trenches in the area west and southwest of Sheini Village.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-1

FIGURE 9.1: Historical Trenches and Drillholes Located Close to Sheini

The trenches are situated mainly along the ridges and steep slopes exposing the iron mineralization where access for drilling was difficult. Most of the trenches are oriented in an east–west direction, which is perpendicular to the trend of the iron mineralization. Only a few trenches in the syncline area are oriented in a north–south direction. At the time when the trenches were located during 2010 and 2011, they were largely overgrown and partly collapsed. All of the discovered historical trenches have since been excavated by hand. The average width of these trenches is 0.75 –1.0 metres. The depth of the trenches varies depending on the depth of the bedrock but ranges between one and four metres. The length of the individual historical trenches ranges between 10 and 163 metres.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-2

The following trench parameters were measured and recorded from each trench that was located during prospecting:

•	Coordinates of the start and end of the trench using a handheld GPS
•	Length of the trench
•	Direction and inclination using a geological compass
•	Lithology
•	Dip and strike of each rock formation

In addition to the trenches, 18 historical boreholes were located during prospecting (Figure 9.1) . According to the historical reports, 23 boreholes were drilled during the 1950s–1970s. It is not clear which of the located collars were drilled by Jacques’ team in the 1950s or by the Soviet team in the 1960s. Nearly all of the located boreholes are vertical or nearly vertical. Casing with 120 millimetres diameter was usually left at the drill pad to mark the borehole location (Plate 9.1) . Borehole numbers are still visible at some collars. Concrete sumps are located close to every drill pad and there is also evidence of old access roads connecting the drill pads with the old road system as well as discarded drill equipment (Plate 9.2) . Core was occasionally found at drill pads. In one instance, approximately 30 metres of core was left on the ground close to the borehole with number BH10 (Plate 9.3) . The entire core is from the hanging wall sequence (grey mudstone, greywacke, and quartzite). Pieces of core from the iron sequence were not found, indicating these were removed from the area for sampling.

As with the historical trenches, there appears to be very limited data related to the drilling program remaining in the archives of the GGSD. Appendix A includes coordinates of all historical boreholes that have been located to date.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-3

Plate 9.1: Historical drill hole casing. Plate 9.2: Old drill bit from historical work. Plate 9.3: Historical drill core. Plate 9.4: Channel sampling of near-surface Iron Formation in re-opened historical trench.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-4

9.2	GEOLOGICAL MAPPING

Although the Sheini area was mapped in detail several times in the past (1945–1980), only one basic geological map made by the Soviet geologists remains in the government archives. For this reason, reconnaissance geological mapping was carried out over the Project Area to examine the approximate extent of the iron mineralization and the surrounding lithological types to help with planning further exploration programs. This mapping covered the whole Project Area with surface outcrops of iron mineralization from Tatale in the north to Kubalem in the south. Due to inaccurate topographic maps (official maps 1:50,000), an Aster contour map was used as a basis for mapping (Figure 9.1). The following information was collected during the reconnaissance geological mapping:

•	Lithology at documented surface outcrops (150 outcrops)
•	Structural measurements (dip direction and dip)
•	Samples from outcropping Iron Formation and surrounding lithology (23 samples)

After documenting the surface outcrops of the iron mineralization, it was clear that more detailed mapping would be required to provide adequate information to construct cross sections. A scale of 1:2,500 was chosen as the best for this purpose. Geological units with a thickness of 2.5 metres or greater could then be represented on the map. The syncline structure west of Camp Villages was chosen as the best location for the pilot mapping project at this scale due to the greater outcrop density and the possibility that this will be one of the first areas to be drilled. An area of approximately 1.370 km x 1.480 km was mapped (Figure 9.2) at this scale and four 1,375-metre-long cross sections (with 400-metre spacing) were constructed (Figure 9.3) .

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-5

FIGURE 9.2: Detailed Geological Map of the Area West of Camp Villages

FIGURE 9.3: Interpreted East–West Cross Section N1007100

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-6

9.3	TRENCH CLEANING AND SAMPLING

In total, 35 historical trenches were discovered during prospecting work across the Project Area. According to the historical reports (Jacques, 1958; Bobrov and Pentelkov, 1964), these trenches were documented and channel sampled and the samples were assayed. The trench coordinates maps with trench locations, a large part of the trench documentation, and the sample assays are missing from the archives.

Nearly all of the trenches are located in places with difficult access—on upper parts of the ridges or on steep slopes on the ridges and hills. During the last 40–50 years, the trenches have been filled by natural collapses and some of them have become almost invisible in the field. Limited or impossible access to the trenches excluded use of a mechanized excavator and the trenches were cleaned by hand using labour from Sheini and Camp Villages (Plate 9.4).

In total, 29 trenches (including extensions) with an approximate length of 1,552 metres have been cleaned and prepared for sampling to date. The coordinates of the cleaned trenches are summarized in Appendix B.

One-meter channel sampling was used to collect samples from the cleaned historical trenches. The following procedure was used for the trench documentation and sampling:

•	The start and end of the trench were marked by wooden poles and coordinates were collected using an accurate handheld GPS.
•

The preferred trench wall (with good lithological profile) was chosen for sampling and measured. The shape and geological features were sketched on millimetre graph paper at a scale of 1:100 to 1:500. These drawings were then transferred onto computer to produce a JPG image.

•

The trench interval with continuous lithological profile where the bedding was angled (not parallel) with the horizontal sampling line was marked with spray paint (start–blue; end–red). The coordinates of the start and end of the sampling interval were recorded using an accurate handheld GPS.

•	The sampling area was divided into one-metre intervals (marked by yellow spray paint) using a tape measure.
•

Each metre was carefully sampled using channels 3–5 centimetres wide and 2–3 centimetres deep. Four labourers were used for the sampling to increase the speed of the sample collection. The samples were numbered similar to the trenches, but without a dash between the abbreviation and number. For example, STW0001 is the first sample from the trench number STW-01. On completion of the sampling, the trench number was visibly marked on a flat surface close to the trench and on a metal signpost. The samples were collected into numbered clear plastic bags.

Due to the poor conditions of the historical trenches (collapses, weathered zones, bedding), the total length of the sampled intervals was smaller than the length of the trenches. In total 656 metres of channel sampling was carried out in 29 cleaned trenches (including extensions) with approximate total trench length of 1,552 metres. These 656 metres of channel sampling represent 659 channel samples (in total 755 samples, including 73 sample duplicates and 23 field blanks). The 307 samples were prepared and assayed by ALS laboratory in Kumasi. The rest of the samples (449) are stored securely ready for transport in the future. Details of channel sampling are provided in Appendix C.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-7

9.4	TRENCH SAMPLING RESULTS

The results of the 269 trench samples (excluding blanks and duplicates) adequately confirm the results presented by historical explorers. The results (presented in Tables 9.1–9.12 and summarized in Table 9.13) also confirm the field geological and mineralogical observations that BIF, due to its composition, grain size, and texture, is typically higher grade than Fragmental. Trench sampling results from the sampled and assayed trenches are presented as tables with highlighted FeTOT values for high- (>50% FeTOT), medium- (30–50% FeTOT), and low- (<30% FeTOT) grade iron mineralization. Detailed results are presented in Appendix D.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-8

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-9

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-10

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-11

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-12

TABLE 9.13: Summary Statistics from Trench Sample Analysis

Lithology	Fe total. (%)				Fe2O3(%)
	Min.	Max.	Median	Mean	Min.	Max.	Median	Mean
Banded Iron Formation (n=105)	30.98	60.08	48.05	47.50	44.30	85.90	68.70	67.91
Fragmental Iron Formation (n=155)	29.03	55.04	38.33	38.84	41.50	78.70	54.80	55.53
Fragmental Iron Formation (weathered) (n=9)	16.51	25.46	20.07	20.55	23.60	36.40	28.70	29.39

Lithology	SiO2(%)				P2O5(%)
	Min.	Max.	Median	Mean	Min.	Max.	Median	Mean
Banded Iron Formation (n=105)	6.86	47.40	24.50	24.00	0.02	0.58	0.14	0.15
Fragmental Iron Formation (n=155)	14.20	48.60	30.60	30.72	0.02	0.98	0.20	0.22
Fragmental Iron Formation (weathered) (n=9)	43.00	51.70	46.20	46.32	0.08	0.15	0.10	0.11

Lithology	Al2O3(%)				TiO2(%)
	Min.	Max.	Median	Mean	Min.	Max.	Median	Mean
Banded Iron Formation (n=105)	0.76	7.78	2.90	3.38	0.07	0.43	0.18	0.19
Fragmental Iron Formation (n=155)	1.35	11.25	6.80	6.50	0.10	0.62	0.38	0.37
Fragmental Iron Formation (weathered) (n=9)	10.85	13.60	12.20	12.17	0.58	0.70	0.64	0.64

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-13

9.5	TRACE ELEMENTS

The inclusion of even small amounts of some elements can have profound effects on the behavioural characteristics of a batch of iron or the operation of a smelter. These effects can be both positive and negative. Some chemicals are deliberately added (such as flux, which makes a blast furnace more efficient). Others elements are added because they make the iron more fluid or harder or give it some other desirable quality. The choice of iron ore, fuel, and flux determine how the slag behaves and the operational characteristics of the iron produced.

Ideally, iron ore contains only iron and oxygen. This is rarely the case in reality. Typically, iron ore contains a host of elements that are often unwanted in modern steel. Trace amounts of deleterious elements in an iron ore product will result in penalties from the end-user. As a result, it is important to consider the amounts of certain elements in the mineralized rocks.

It should be noted that all of the trench results presented in this report are from samples located within a few metres of surface and that they are therefore not representative of the Iron Formation chemistry at depth. In addition, the raw chemistry of Iron Formation at surface is not representative of the chemistry after beneficiation.

In the graphs presented below, the BIF is typically more pure than the Fragmental. This is because the fragments in the Fragmental introduce a percentage of non-iron chemistry.

9.5.1	Silica

Silica (SiO2) is almost always present in iron ore, but most of it is slagged off during the smelting process. At temperatures above 1,300°C some will be reduced and form an alloy with the iron. The hotter the furnace, the more silica will be present in the final iron product.

BIFs (and associated Fragmental) typically contain significant silica. Unoxidized, primary BIF consists mainly of magnetite and silica. The near-surface, oxidized BIF consists primarily of hematite (martite) and silica. It is therefore not surprising that the near-surface Iron Formations at Sheini contain significant silica, on the order of 10–50%. In order for the Iron Formations to be upgraded to iron concentrate, the silica will have to be reduced through a process of beneficiation. This process is likely to consist of crushing, grinding, and either gravity or magnetic separation. Figure 9.4 shows total iron plotted against SiO2.

9.5.2	Aluminum

Alumina (Al2O3) is very hard to reduce so aluminum contamination of the iron is not a problem. However, it does increase the viscosity of the slag, which can have a number of adverse effects on furnace operation. Thicker slag will slow the descent of the charge, prolonging the process. High aluminum content in the slag will also make it more difficult to tap off the liquid slag. At the extreme, this could lead to a frozen furnace. Increasing the amount of lime flux will counter this effect in the blast furnace.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-14

With the exception of some end-member fragmental samples, the Al2O3 content (Figure 9.5) is generally less than 10%. It could be expected that normal beneficiation processes would reduce this content to less than 3%, essentially through removal of the non-iron-formation fragments in the rock.

9.5.3	Phosphorous

At phosphorous (P) concentrations greater than 0.2%, iron becomes increasingly cold-short, or brrittle, at low temperatures. Phosphorus cannot be easily removed by fluxing or smelting, and so iron ores must generally be low in phosphorus to begin with.

The concentrations of P2O5 in the Sheini Iron Formation samples (Figure 9.6) from surface are not considered to be problematic from the perspective of phosphorous content.

9.5.4	Sulfur

Due diligence sample analysis did not include sulfur (S) analysis. Based on the deposit model and examination of hand specimens from near-surface samples, sulfur is not expected to be a problem element. This will be confirmed by detailed analysis of drill core in the upcoming exploration program.

FIGURE 9.4: Iron Grade versus SiO2

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-15

FIGURE 9.5:Iron Grade versus Al2O3

FIGURE 9.6:Iron Grade versus P2O5

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
9-16

10     DRILLING

No drilling has been undertaken by Emmland or Cardero Ghana to date. Drilling is recommended and planned for the upcoming exploration program.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
10-1

11      SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	SAMPLING PROCEDURE

All samples presented in this report were collected by Dr. Karel D. Maly from Aurum Exploration Services, Ireland. Aurum is a well-respected and internationally recognized consulting firm, specializing in management of exploration programs at all levels from grassroots- to feasibility-level studies.

Care was taken to ensure that channel samples were taken across true width, relative to dip and structure.

All samples were packed into thick, clear plastic bags. The sample number was written on the bag with permanent marker, on an aluminum tag (inserted into the bag), and on a paper tag (inserted visibly into the folded part of the sample bag), and the sample bag was stapled closed.

11.2	SAMPLING TRANSPORT

The samples, once sealed into bags, were transported to Emmaland’s secure storage location at Zabzugu, before onward transport to the ALS laboratory at Kumasi. The samples were stored in rows in numeric order for easy identification of samples. For transport to the laboratory, the samples were placed into large rice bags (usually 10 samples per one rice bag) with sample numbers written on the outside of the rice bags. These large rice bags were secured with cable ties and transported by road to the laboratory at Kumasi.

11.3	SAMPLE ANALYSIS

The ALS laboratory at Kumasi was the primary laboratory used for preparation and analysis of samples. Dr. Maly visited the laboratory in 2011 to ensure that all aspects of sample preparation and analysis were satisfactory. ALS is a global network of laboratories, which operates to the highest international standards. ALS has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. Most ALS Minerals laboratories are registered or are pending registration to ISO 9001:2008, and a number of analytical facilities have received ISO 17025 accreditations for specific laboratory procedures.

At the laboratory, the samples were crushed, pulverized, and assayed. Lithogeochemical analysis using the Lithium Borate Fusion and ICP-AES was used by ALS (code ME-ICP06) to determine the major elements oxides (SiO2, Al2O3, Fe2O3, CaO, MgO, Na2O, K2O, Cr2O3, TiO2, MnO, P2O5, SrO, BaO and LOI).

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
11-1

11.4	QUALITY CONTROL PROCEDURE

No Certified Reference Material (CRM) was acquired and no CRMs were inserted into the batches of samples sent to ALS for preparation and analysis. The QA/QC procedure consisted of the insertion of field duplicated (inserted every 11th sample) and field blank (inserted every 35th sample) material. The field blank material consisted of white barren quartzite collected from quartzite outcrops northwest of Sheini Village (coordinates 223156E 1015989N). Finally, prepared pulps for 10% of the assayed samples (29 samples) were sent to OMAC in Ireland for analysis and comparison with the ALS laboratory in Ghana.

11.4.1	Field Duplicate Performance

The field duplicates (N=29 samples) were collected as a second sample from the same channel with the same technique and at the same time as the original sample. Figure 11.1 presents graphs comparing the iron results of duplicates with the original samples. Results are generally very good. However, seven duplicate samples had a difference between duplicate and original sample of more than 5%, and two samples had a difference greater than 10%. This could be due to localized lithological inhomogeneity of the sampled interval (narrow intervals of baanded/fragmental lithology) or by the fact that it had been sampled by hand. The repeatability of the results between the original and duplicate samples is considered to be sufficient.

FIGURE 11.1: Fe2O3—Routine Sample versus Field Duplicate Assay (left); Sample Pair Average versus Relative Difference (%) (right)

11.4.2	Field Blank Performance

Due to the local absence of thick quartz veins in the area, white quartzite from a nearby ridge was used as a blank material (due to having the highest amount of silica and lowest amount of impurities). Quartzite collected from the quartzite outcrops (coordinates 223156E 1015989N) northwest of Sheini Village was used as the blank for all sample batches.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
11-2

The assays show minor inhomogeneity of this blank with SiO2 content in the range of 92%–97% and Fe content in the range of 0.6% –1.3% (Figure 11.2) . No gross carryover contamination during sample preparation was detected using this material; however, certified blank or pure quartz from another part of Ghana will be used for future work.

FIGURE 11.2: Field Blank Performance

11.4.3	OMAC Laboratory Check Analysis

Due to the minor inhomogeneity of the blank material and lack of CRMs (standards) during the sampling, it was decided to improve the data verification and test the quality and accuracy of the ALS assays. Ten percent of the prepared pulps (N=29 samples) were sent to OMAC in Ireland for check analyses. OMAC holds ISO 17025:2005 certification.

The same analytical method as used by ALS (lithogeochemical analysis using the Lithium Borate Fusion and ICP-AES (code BF/ES)) was chosen to obtain comparable results.

Results indicate good correlation of the iron data between the ALS (original) and OMAC (check) laboratories for the samples, with a slight high bias (~2%) in the OMAC results. Five check samples, however, exhibit more than 10% relative difference, and all have lower Fe2O3 results in the check assays (OMAC). These samples are currently being re-run by OMAC in order to discern whether this may have been an intra-batch analytical error at the laboratory. If the results are similar, ALS will be asked to re-assay these samples. If both laboratories repeat these results, there may have been a sample number mix-up, and the original trench interval should be re- sampled and submitted. This issue will be followed up. This issue notwithstanding, the overall quality of the analytical data is considered to be good.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
11-3

FIGURE 11.3: Fe2O3—Original ALSAssay verus OMAC Check Assay (left); Sample Pair Average versus Relative Difference (%) (right)

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
11-4

12     DATA VERIFICATION

The quality control methods that Emmaland and Cardero Ghana have put in place with respect to sampling and analysis are discussed in the previous section.

Historical data has not been verified and has not been relied upon.

The author is confident that the quality of the data presented in this report conforms to international standards and is sufficient for the stage of exploration. The data confirm the conclusions of historical workers and the observations made by the author on the ground.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
12-1

13     MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical work has not yet been undertaken with respect to the Project but is recommended in Section 26.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
13-1

14     MINERAL RESOURCE ESTIMATES

No mineral resource estimate was completed as part of this report.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
14-1

15     MINERAL RESERVE ESTIMATES

No mineral reserve estimate was completed as part of this report.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
15-1

16     MINING METHODS

No mining study has been completed for this report due to the early stage of the exploration project.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
16-1

17     RECOVERY METHODS

Metallurgical work has not yet been undertaken at the Project but is recommended in Section 26.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
17-1

18     PROJECT INFRASTRUCTURE

In November 2011, Cardero Ghana commissioned Stonehouse Construction, an Australian contracting and consulting firm, to complete a preliminary transportation study. The purpose of the work was to identify and review high-level iron ore transportation options from the Project Area to a port. The report identified a number of potentially viable transportation options. Cardero Ghana is currently awaiting a proposal for a follow-up study, which will evaluate transportation options in more detail. Cardero Ghana recognizes that if exploration at the Project is successful, the development of viable material handling and transportation plans will be essential. Cardero Ghana intends to continue infrastructure viability studies in tandem with the ongoing exploration programs.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
18-1

19     MARKET STUDIES AND CONTRACTS

No market or contract studies have been completed for this report.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
19-1

20     ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Due to the early stage of the Project, Cardero Ghana has not yet initiated environmental studies, but environmental baseline work is recommended in Section 26.

Cardero Ghana’s current community engagement strategy has three objectives:

  The effective and timely dissemination of information on the Project, including Cardero Ghana’s plans and activities, to the community and interested stakeholders. This includes the ongoing dissemination of information on the existence and progress of the Project in general and will also include targeted information and awareness activities on specific Project activities as necessary – e.g. when undertaking an airborne survey and at specific phases of the Project drilling activities.

  The maintenance of good relations with people and their representatives in communities affected by the Project. Cardero Ghana will continue its focus on building and maintaining positive relations with local and community leaders in the area and with relevant local and regional official representatives.

  The development and implementation of a community development and investment strategy that will target and support key areas and aspects of community life identified as important and where Cardero Ghana’s involvement can make an appropriate and demonstrable positive impact. Already, Cardero Ghana has upgraded the roads in the immediate vicinity of the Project, thereby contributing to the ease and safety of transport of local people and businesses.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
20-1

21     CAPITAL AND OPERATING COSTS

A study of future capital or operating costs has not been completed due to the early stage of the Project.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
21-1

22     ECONOMIC ANALYSIS

No economic analysis has been prepared for this Project due to its early stage.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
22-1

23     ADJACENT PROPERTIES

There are no other iron exploration projects or iron producing operations close to the Project.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
23-1

24     OTHER RELEVANT DATA AND INFORMATION

Not applicable.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
24-1

25    INTERPRETATION AND CONCLUSIONS

The Prospecting Licences cover an extensive belt of iron mineralization starting near Tatale in the north, running southward to Sheini Village, and continuing further south beyond the village of Kubalem—a total of more than 50 kilometres. The Iron Formation forms ridges that rise several hundred metres high above the surrounding savannah and extend for more than 35 kilometres in a north–south direction. The Iron Formations are interpreted to extend undercover through the entire length of the Project Area, but this interpretation will have to be proved through exploration drilling in 2012.

Two large exploration projects have previously been completed between 1945 and 1980. The majority of the historical information, including reports, location maps, geological maps, and cross sections, is no longer available. The information that is available does not conform to modern reporting standards and cannot be relied upon.

The current exploration work in the Project Area has focused on prospecting and reconnaissance geological mapping across the known mineralized area, with detailed geological mapping of the syncline area west of Camp Villages (southwest of Sheini Village), and on the cleaning, documentation, and sampling of the historical trenches discovered in the syncline area.

The historical trenches in the Project Area were extensively re-sampled between December 2010 and mid-2011. The majority of the samples were collected as one-metre-long channel samples to obtain continuous information (lithological, geochemical) over the width of the outcropping Iron Formation at surface. The initial trench samples were sent to the certified ALS laboratory at Kumasi, Ghana. Check samples comprising 10% of these samples (29) were sent for check analysis at ALS Group–certified OMAC in Ireland.

The assay results reflect and confirm the geological features observed in the field during trenching and geological mapping. The results also reflect the available historical assay data that were produced in the 1950s and 1960s.

The results to date (Table 25.1) demonstrate that the BIF is higher grade than the Fragmental. This difference is due to content of the barren fragments in the Fragmental. It is also clear from the results that the Fragmental is affected by weathering in the surface outcrops, where the weathering of the fragments of granitic composition disintegrates the rocks and decreases the iron content (clayish lateritic soil is produced). The BIF is more weathering resistant and is forming the morphological ridges.

TABLE 25.1: Iron Results for Major Iron Formation Lithologies

Lithology	Fe total. (%)
	Min.	Max.	Median	Mean
Banded Iron Formation (n=105)	30.98	60.08	48.05	47.50
Fragmental Iron Formation (n=155)	29.03	55.04	38.33	38.84
Fragmental Iron Formation (weathered) (n=9)	16.51	25.46	20.07	20.55

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
25-1

26    RECOMMENDATIONS

Cardero Ghana, as operator of the Emmaland-Cardero Sheini Hills Joint Venture, has exploration expenditure commitments of USD 9.18 million to be expended by December 8, 2013. This minimum expenditure commitment is a sum of three separate USD 3.06 million commitments, relating to each of the three Prospecting Licences.

26.1	RECOMMENDED EXPLORATION PROGRAM

A $19.35 million exploration program (which excludes joint venture payments) is recommended for the upcoming period ending December 12, 2013.

26.1.1	Multispectral Interpretation

Cardero Ghana has signed a contract with Murphy Geological Consultants, Ireland, for the processing and interpretation of satellite imagery (Landsat ETM+ and ASTER) covering the Project Area. This work is in progress with results expected in Q1 2012. The work will identify surface alteration of rocks associated with the oxidation and upgrade of primary BIF. Additionally, the study will provide a preliminary structural understanding of the Project Area.

26.1.2	Airborne Geophysical Survey

Cardero Ghana has signed a contract with Geotech Airborne Limited, who will complete an airborne geophysical survey in Q1 2012. The survey will comprise approximately 3,000 line kilometres of V-TEM, Magnetic, and Radiometric data collection. Interpreted data are expected to be available in Q2 2012.

The aim of the geophysical survey is to define the extent of BIF and Fragmental at surface and under cover, along strike to the north and south. Additionally, in seeking areas of hematite-rich, silica-poor direct shipping ore (“DSO”), the geophysical data should help to define drill targets. V-TEM and radiometric data will help outline and interpret the geological setting of the belt by highlighting resistivity and compositional changes.

26.1.3	Geological Mapping & Structural Review

Additional geological mapping should be performed, concentrating at first on topographic highs and ultimately covering the entire Project Area to provide geological context to the iron-dominant ridges. On receipt of interpreted multispectral and geophysical data, geologists will revisit specific areas where priority targets have been identified. This ground-truthing may only be possible on topographic highs and all targets will ultimately require drill testing. A structural review by a specialist in structural geology is also recommended prior to drill testing.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
26-1

26.1.4	Diamond Drilling

Cardero Ghana has signed a contract with Geodrill Limited to complete an initial 10,000 metres (Phase I) diamond drill program at the Project. The drilling will focus on the testing of specific geophysical targets aimed at identification of DSO. In addition, a number of drill holes will be drilled regionally, aimed at understanding the geological setting of the Project Area and understanding the relationship between iron grade, oxidation state, and depth. Additional drilling will be planned based on the results of the Phase I program.

All initial drilling should collect oriented core to facilitate structural interpretations. As well as detailed geological logging, geologists should collect basic geotechnical information. Routine measurement of magnetic susceptibility and specific gravity is also recommended.

26.1.5	Analysis & Metallurgical Testing

All drill core will be routinely analyzed by XRF. The total iron percentage provided from the XRF will reflect all iron in the sample, including iron from magnetite, hematite, and other iron- bearing minerals.

All sample pulps should also be analyzed using a Satmagan, providing accurate analysis of only the ferro-magnetic compounds of iron such as magnetite. In the early stages of the drill program, 10% of samples should be also analyzed using a Davis Tube test, which uses an extremely powerful electromagnet, a glass separation tube, and a motor-driven agitation system. This equipment provides a clean concentrate of the magnetic fraction, which can be analyzed using an XRF method. The Satmagan method is considerably less expensive and less time-consuming than the Davis Tube–XRF method. If the results of the Davis Tube tests can be correlated with the less expensive Satmagan results (as may be expected in BIF mineralogy), the Satmagan method can replace the routine use of Davis Tube tests.

Diamond drilling will include a proportion of large diameter HQ drilling to be used in preliminary, bench-scale beneficiation tests. A program of crushing and grinding, together with magnetic and gravity separation, is anticipated but has not yet been planned in detail.

26.1.6	Preliminary Infrastructure Study

Cardero Ghana is expecting to engage a consulting firm to complete a detailed infrastructure and transport study to help with future project planning.

26.1.7	Resource Estimate

It is recommended that an independent consulting firm be engaged to monitor early-stage exploration planning and procedures and to ultimately produce a 43-101 Resource Estimate for the Project.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
26-2

26.1.8	Environmental Baseline

It is recommended that Cardero Ghana initiate an environmental baseline study across the entire Project Area.

26.2	BUDGET

A preliminary budget of $5.79 million is recommended to move the Project through phase I drilling and metallurgical testing in 2012. The detail of this budget is outlined below (Table 26.1). A budget of $13.56M is recommended for 2013. The total budget to December 8, 2013 is $19.35M.

TABLE 26.1: Preliminary Budget

2012 Recommended Budget	Estimate
Ghana Office and G & A	$315,000
Exploration Camp Expansion	$305,000
Airborne Geophysics	$504,000
Drilling (10,000m), Geology, Core Sampling & handling	$2,100,000
Sample Analysis	$711,000
Infrastructure and site development	$390,000
Travel	$260,000
Metallurgical Testing	$180,000
Independent 43-101 Resource Estimate	$240,000
Staff	$790,000
$5,795,000

2013 Recommended Budget	Estimate
Ghana Office and G & A	$240,000
Exploration Camp Expansion	$80,000
Airborne Geophysics	$0
Drilling (50,000m), Geology, Core Sampling & handling	$10,550,000
Sample Analysis	$790,000
Infrastructure and site development	$65,000
Travel	$340,000
Metallurgical Testing	$260,000
Independent 43-101 Preliminary Economic Assessment	$240,000
Staff	$995,000
$13,560,000

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
26-3

27    REFERENCES

Bobrov, S., Pentelkov, V. 1964. Report on the Geology and Minerals of the Eastern Part of the Bimbila-Zabzugu Area. Archive Report No. 59, GSD, Accra, p. 1-55.

Cheremeh, E. 2010. SHEINI IRON ORE: Exploration for Bulk-Mineral Ore Deposit in the Zabzugu-Tatale District—Ghana. Internal report for Emmaland Resources Ltd., p. 1-60. Not published.

Jacques, E. H. 1958. Report on the Sheini Iron Ore Deposits. Archive Report No. 85, GSD, Accra, p. 1-47.

Wright, J. B., Hastings, D. A., Jones, W. B., Williams, H. R. 1985. Geology and Mineral Resources of West Africa. George Allen & Unvin, London, pp. 56-82.

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
27-1

APPENDIX A: COORDINATES OF HISTORICAL BOREHOLES

Borehole No.	Easting	Northing	Elevation	Comments
BH-01	220969	1007387	245	Old BH-10, vertical
BH-02	221121	1007912	225	Vertical
BH-03	221019	1006684	224	Vertical
BH-04	221204	1007387	264	Old BH-6, vertical
BH-05	221019	1007058	234	Vertical
BH-06	220212	1010569	290	Vertical
BH-07	220189	1011075	324	Vertical
BH-08	221279	1007169	264	Inclined 20-30 deg W
BH-09	220696	1007400	278	Old BH-6, inclined 75W
BH-10	220819	1007592	241	Vertical
BH-11	220828	1007595	240	Vertical
BH-12	220738	1007053	238	Vertical
BH-13	220917	1006720	232	Prepared but not drilled
BH-14	220869	1008070	271	Vertical
BH-15	220336	1009381	262	Vertical
BH-16	220140	1008085	285	Vertical
BH-17	220248	1008078	284	Vertical
BH-18	220426	1008793	301	Vertical

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
I

APPENDIX B: COORDINATES OF SAMPLED TRENCHES

	Start of Trench			End of Trench
Trench No.	Easting	Northing	Elevation	Easting	Northing	Elevation	Length	Direction
STW-01	221080	1006722	252	221061	1006721	251	19	270
STW-02	221114	1007014	302	221063	1007016	286	51	279
STW-03	221162	1007054	295	221136	1007056	305	31	280
STW-3b	221136	1007056	305	221132	1007056	311	6	280
STW-04	221193	1007201	293	221120	1007219	298	76	288
STW-04b	221246	1007197	288	221194	1007200	293	54	288
STW-05	221168	1007315	271	221050	1007317	260	118	274
STW-06	221262	1007308	276	221230	1007311	280	31	285
STW-07	221142	1007375	271	220983	1007384	254	158	278
STW-08	221262	1007383	275	221207	1007383	263	53.5	275
STW-09	221247	1007587	257	221223	1007587	253	25.5	275
STW-10	221212	1007705	267	221195	1007701	266	17	254
STW-11	221207	1007910	241	221173	1007912	236	31.6	270
STW-12	220775	1008052	289	220682	1008056	307	97	274
STW-13	220636	1007886	345	220587	1007893	329	52	272
STW-14	220588	1007608	339	220531	1007617	339	61	279
STW-15	220554	1007506	350	220520	1007507	341	34	274
STW-16	220674	1007414	288	220511	1007426	329	167	272
STW-17	220574	1007053	307	220499	1007055	320	71	272
STW-18	220520	1006973	329	220481	1006973	316	44	270
STW-19	220251	1006730	331	220219	1006731	324	31	272
STW-20	220499	1006724	338	220473	1006717	317	28	270
STW-21	220486	1006627	318	220428	1006630	297	63	274
STW-21b	220504	1006626	313	220486	1006627	318	17	274
STW-22	220603	1006171	255	220598	1006249	290	78	351
STW-22b	220598	1006249	290	220595	1006278	300	25	351
STW-23	220827	1006419	294	220816	1006425	290	15.8	297
STW-24	221011	1006589	219	220930	1006604	266	74	279
STW-24b	221034	1006590	203	221011	1006589	219	23	279

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
II

APPENDIX C: DETAILS OF CHANNEL SAMPLING IN TRENCHES

		Start of Sampling		End of Sampling
Trench	Length	Easting	Northing	Easting	Northing	Length	No. of
STW-01	19	221077	1006722	221067	1006723	11.4	13
STW-02	51	221114	1007014	221102	1007018	11	12
STW-03	31	221144	1007054	221136	1007056	9	11
STW-3b	6	221136	1007056	221132	1007056	6	6
STW-04	76	221171	1007207	221121	1007219	51	59
STW-04b	54	221246	1007197	221219	1007187	29	32
STW-05	118	221141	1007313	221122	1007314	18	20
STW-06	31	221262	1007308	221238	1007312	25	29
STW-07	158	221131	1007372	221111	1007371	19	22
STW-08	53.5	221262	1007383	221230	1007385	29.5	35
STW-09	25.5	221247	1007587	221227	1007588	19	21
STW-10	17	221212	1007705	221195	1007701	17	20
STW-12	97	220733	100853	220699	1008055	38	44
STW-13	52	220636	1007886	220616	1007891	23	27
STW-14	61	220588	1007608	220562	1007611	30	35
STW-15	34	220554	1007506	220531	1007507	23	26
STW-16	167	220554	1007424	220528	1007424	30	35
STW-17	71	220535	1007053	220511	1007053	20	24
STW-18	44	220520	1006973	220505	1006974	20	22
STW-19	31	220251	1006730	220219	1006731	31	35
STW-20	28	220499	1006724	220473	1006717	28	32
STW-21	63	220486	1006627	220471	1006629	20	23
STW-21b	17	220504	1006626	220486	1006627	17	20
STW-22	78	220600	1006233	220598	1006249	30	35
STW-22b	25	220598	1006249	220295	1006278	25	29
STW-24	74	220992	1006593	220951	1006604	53	61
STW-24b	23	221034	1006590	221011	1006589	23	27

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
III

APPENDIX D: SAMPLE ASSAY RESULTS

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
IV

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
V

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
VI

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
VII

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
VIII

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
IX

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
X

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
XI

CARDERO RESOURCE CORP.
TECHNICAL REPORT SHEINI HILLS IRON PROJECT
XII